
13000781

KFORCE®

Great People = Great Results℠

TECHNOLOGY

FINANCE & ACCOUNTING

HEALTH INFORMATION MANAGEMENT

GOVERNMENT SOLUTIONS


KFORCE
50
YEARS
GREAT PEOPLE DELIVERING
GREAT RESULTS
SINCE 1962

ANNUAL REPORT 2012

KFORCE®

Kforce is a professional staffing and solutions firm specializing in the areas of technology, finance & accounting and health information management for commercial and government organizations. Headquartered in Tampa, Florida, Kforce has been matching highly skilled talent and employers since 1962. Today, Kforce provides staffing services and innovative solutions through more than 60 offices located throughout the United States and one in the Philippines. With a commitment to "Great People = Great Results," Kforce is dedicated to being the Firm most respected by those we serve. For more information, please visit www.kforce.com.

TECHNOLOGY

Our Technology staffing specialists have the experience and delivery capability to supply staffing resources in the areas of functional and business management, systems applications development, enterprise data management and infrastructure. From application programmers and network operators, to systems analysts and CIOs, Kforce has an extensive database of qualified candidates to handle all of an organization's technical resource needs.

FINANCE & ACCOUNTING

Our Finance & Accounting staffing specialists provide highly qualified professionals in the functional areas of general accounting, audit services, SEC reporting, periodic financial close and tax preparation support. From CFO's and controllers with Big 4 experience to entry level transactional accounting positions, Kforce has the knowledge and dedication to deliver results for those we serve.

HEALTH INFORMATION MANAGEMENT

For more than 15 years, Kforce Healthcare has offered customized business solutions for Health Information Management services including all aspects of the coding department, revenue cycle and more. We work with healthcare providers across the U.S., many of which are among the nation's top Honor Roll Hospitals.

GOVERNMENT SOLUTIONS

Kforce Government Solutions (KGS) is a government contracting services and solutions provider that has offered a comprehensive portfolio of solutions to a wide range of Federal and Defense agencies since 1970. Headquartered in Fairfax, VA with offices in San Antonio, TX and Tampa, FL, KGS offers a full range of solutions in the areas of Healthcare Informatics, Financial Management and Accounting, Enterprise Technology Engineering and Operations, Intelligence, and Research and Development.

THIS ANNUAL REPORT CONTAINS FORWARD-LOOKING STATEMENTS (WITHIN THE MEANING OF THE FEDERAL SECURITIES LAWS). PLEASE SEE THE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" CONTAINED IN THE INTRODUCTORY PORTION OF OUR ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2012 FOR ADDITIONAL INFORMATION REGARDING FORWARD-LOOKING STATEMENTS.

TO OUR FELLOW SHAREHOLDERS, CLIENTS AND EMPLOYEES:

We are very pleased with full-year 2012 results. Kforce reported revenue from continuing operations for the year ended December 31, 2012 of $1.08 billion, an increase of 7.7% over 2011. Exclusive of the non-cash goodwill impairment charge, net income was $30.8 million, which represents an increase of 13.4% over 2011, and EPS was $0.85, a 21.4% increase over 2011.

As we reflect on 2012, we are pleased with what we have accomplished and believe that the Firm is well positioned for future success. We believe that staffing industry performance has continued to be significantly different than in previous economic cycles, further supporting the ongoing secular shift to a more variable workforce. The unemployment rate among college-degreed workers is currently 3.9%, about half of the overall U.S. rate of unemployment, and is substantially lower in several of the skill sets Kforce specializes in, particularly in technology. Our revenue footprint and domestic platform are focused in some of the areas of greatest demand in today's knowledge-based economy. We foresee continued benefits to our clients utilizing a more flexible workforce during this tempered non-traditional economic recovery, as they navigate through regulatory, tax and health care reform. We note that in many European economies, which have long faced many of the concerns now part of the U.S. domestic landscape, the percentage of temp penetration is significantly higher. In addition, the percentage of jobs added through temporary staffing in this economic recovery cycle had been disproportionately high, we believe reflecting clients' increasing desire to migrate towards a flexible workforce. We believe that all of this bodes well for the future of our Firm.

Against this uncertain yet positive environment for the staffing industry, which persisted throughout 2012, we were able to grow both our Technology and Finance & Accounting revenues (at more than 8% over 2011 levels) and our Health Information Management revenues (at more than 12% over 2011 levels). Additionally, we believe we have recently gained more clarity around the future operating environment as a result of the resolution of a number of tax and regulatory issues, many of which we believe will be favorable to our industry. We have continued to see consistent demand for our services and have been able to capitalize on this demand through both increases in revenues and improvements in operating margins. Accordingly, we have accelerated our strategic shift to focus more significantly on accelerating future revenue growth by adding a significant number of new sales associates, reflecting our belief that we will remain in a positive environment for professional staffing for the foreseeable future.

The objectives we established for 2012 were to further penetrate existing strategic accounts, capture additional client share and selectively target new accounts in our core service offerings. At the same time, the growing need for flexible staffing at small and medium-sized customers has allowed us to improve our bill/pay spreads for our Technology and Finance & Accounting flexible staffing businesses.

We believe the uncertain economic outlook in 2012 negatively impacted the valuation of Kforce and other staffing stocks disproportionately as many questioned the depth and sustainability of the recovery, particularly against the backdrop of the still unfolding Eurozone crisis and still unresolved debt ceiling. As a result, significant price swings occurred for both Kforce and the staffing sector as a whole. The Firm was aggressive in response to market fluctuations and was able to repurchase 3.4 million shares of stock at a total cost of $44 million during the year, which represented 8.9% of outstanding shares as of December 31, 2011.

Looking at our business by service line in 2012: Technology is our largest business unit and represents 62.4% of Total Firm revenues. Tech Flex revenues increased 8.1% in 2012 over 2011. The candidate pool for technology consultants is very tight. Maintaining a pipeline and finding candidates through passive recruiting, job boards and social media is a necessity. We look forward to continued demand for our Tech Flex business with the goal of further taking market share.

Revenues for our Finance and Accounting business, which represents 22.0% of our total revenues, increased 8.6% in 2012 over 2011. While we saw a decline in activity in the lower bill-rate positions, overall demand for our core FA business remains intact. Taken as a whole, our FA unit continues to perform well, and we believe opportunity exists to take additional market share during 2013.

Revenues for our HIM business increased 12.1% in 2012 over 2011. Our HIM Flex revenues were at record levels and revenue trends continue to be promising as we move into 2013. Hospital spend continues to improve, particularly related to project services and remote coding. We believe in the long-term demand for this profitable business and we look forward to opportunities that are evolving for both HIM and Tech Flex related to the transition to electronic medical records and the impending mandated adoption of ICD-10, now set for October 1, 2014.

Revenues for Kforce Government Solutions decreased 1.1% in 2012 as compared to 2011. Government contractors continue to see the negative impacts of the challenging federal procurement environment, fiscal concerns and funding cuts. As a result, revenue visibility remains limited and there remains the possibility of sequestration being put into effect, which could impact KGS. We took a non-cash goodwill impairment charge in 2012 of $69.2 million and, if revenue trends decline in 2013 as compared to 2012, an additional non-cash impairment charge could occur.

Perm revenues increased 9.6% in 2012 over 2011. We continue to make measured investments in our Field and NRC Search teams to support this revenue stream.

During 2012, due to the significant demand for its resources driven by large increases in job order flow, a key focus of the NRC was on enhancing and refining its assignment prioritization processes and tools to enhance productivity and the ability to remain flexible to meet client needs in a timely manner. We have already seen positive results on this front. Currently, approximately 33.0% of Technology and 26.6% of FA revenue is being supported by the NRC. We believe our field teams, that highly leverage the NRC and the related processes and tools, are deriving strong benefits and experiencing higher fill rates. We expect continued process improvements in 2013 and we should continue to see the benefits of increasing tenure within the NRC in the form of performance improvements. Currently, 52% of the NRC team has now been with the Firm for greater than one year. Though the Firm is already realizing significant benefits from the NRC, we expect continued improvement in 2013 and future years.

In the aggregate, the Firm provides consultants to approximately 3,000 clients at any time. We have an extremely diversified revenue stream, with no one client constituting more than 3% of total revenues. Core headcount increased 15.1% in 2012 over 2011 and we expect to continue to make selective investments in our revenue-responsible headcount as we achieve certain performance metrics.

On March 31, 2012, after an extensive review of our business lines and customer segments, we sold our Clinical Research business, which we believe was a logical step for the Firm as we continue to narrow our focus, streamline our business mix and concentrate our resources on our core service offerings. The divestiture of KCR reduced operating complexities and created an opportunity for us to use the net cash proceeds to reduce the outstanding balance of our credit facility, repurchase our common stock and invest in our infrastructure.

As the result of a recent succession planning exercise conducted over the past year by the Firm's Board of Directors, effective January 1, 2013, Joe Liberatore became Kforce President and Dave Kelly became the Firm's Chief Financial Officer. Bill Sanders, former Kforce President, was named to a non-Board Vice Chairman role. As we transition into this new era for Kforce, we would like to once again thank Bill Sanders for his contributions to the Firm as he led Kforce to $1 billion in revenues while building a world-class infrastructure that we believe will serve as a platform to achieve the next $1 billion and beyond. Under the leadership of Joe Liberatore, our Firm will continue to focus on delivering profitable revenue as we intensify the Firm's focus on driving sales and increasing revenues. Joe's legacy is in sales, as he started his career at Kforce in the sales organization. Joe has also had the opportunity to serve as the Firm's Chief Talent Officer and Chief Financial Officer, among other roles, which we believe will provide him valuable perspective on the business and will serve him well in this new role. Joe has begun driving the philosophy of Focus, Simplicity and Accountability in everything we do, but he is most relentless in applying those principles to generating profitable revenue growth grounded in our firm belief in ethical practices and transparency.

Looking forward to 2013, we remain committed in our belief that temporary staffing penetration, which has improved from 1.34% at the beginning of this economic cycle and is currently 1.90% of the workforce, may achieve historic highs in the U.S. during the current tempered economic expansion. We believe the strengthening demand for our services as a result of this trend will only be enhanced if economic growth accelerates. Our strategy remains intact as we believe there remains significant opportunity for continued market share capture against what may be a more permissive environment for flexible staffing. All of this is against a backdrop of Kforce having only a 3% market share in a growing U.S. staffing market where the demand for the skilled talent, particularly in technology, that we provide has remained very much intact, even against a historically high unemployment rate. We also believe that given the continued solid demand for our services, it is prudent to continue to invest in the Firm, particularly in field sales and delivery. Our belief is that we are in a period of growth for both the Firm and the industry, and that this investment will allow us to be very well positioned as we move into what we believe to be an improving macro-environment in the second half of 2013 and beyond.

Our priorities are a continuing relentless focus on retaining our great people and improving client satisfaction, while driving continued profitable revenue growth. We appreciate your interest in and support for Kforce. Thanks to each and every member of our field and corporate teams, and to our consultants, clients and shareholders for allowing us the privilege of serving you.



David L. Dunkel
Chairman and
Chief Executive Officer



Joseph J. Liberatore
President



William L. Sanders
Vice Chairman

SELECTED FINANCIAL DATA

The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with Kforce's Consolidated Financial Statements and the related notes thereto incorporated into this Annual Report, hereinafter collectively referred to as "Consolidated Financial Statements."

Years Ended December 31,	**2012(1)(2)**	2011	2010	2009	2008(3)
(In thousands, except per share amounts)					
Net service revenues	**$ 1,082,479**	$1,004,747	$886,657	$802,108	$880,591
Gross profit	**347,933**	317,747	283,846	257,230	311,192
Selling, general and administrative expenses	**322,436**	274,072	251,156	238,365	271,978
Goodwill impairment	**69,158**	—	—	—	128,429
Depreciation and amortization	**10,789**	12,505	12,589	11,673	13,824
Other expense, net	**1,116**	1,256	1,236	1,085	2,076
(Loss) income from continuing operations, before income taxes	**(55,566)**	29,914	18,865	6,107	(105,115)
Income tax (benefit) expense	**(19,854)**	10,858	6,869	2,684	8,764
(Loss) income from continuing operations	**(35,712)**	19,056	11,996	3,423	(113,879)
Income from discontinued operations, net of income taxes	**22,009**	8,100	8,638	9,450	29,771
Net (loss) income	**$ (13,703)**	$ 27,156	$ 20,634	$ 12,873	$ (84,108)
(Loss) earnings per share–basic, continuing operations	**$(1.00)**	$0.50	$0.30	$0.09	$(2.89)
(Loss) earnings per share–diluted, continuing operations	**$(1.00)**	$0.49	$0.30	$0.09	$(2.89)
(Loss) earnings per share–basic	**$(0.38)**	$0.72	$0.52	$0.33	$(2.13)
(Loss) earnings per share–diluted	**$(0.38)**	$0.70	$0.51	$0.33	$(2.13)
Weighted average shares outstanding–basic	**35,791**	37,835	39,480	38,485	39,471
Weighted average shares outstanding–diluted	**35,791**	38,831	40,503	39,330	39,471
Special cash dividend declared per share	**$ 1.00**	$ —	$ —	$ —	$ —

As of December 31,	**2012(1)(2)**	2011	2010	2009	2008(3)
(In thousands)					
Working capital	**$ 72,685**	$ 103,075	$ 64,878	$ 57,924	$ 60,302
Total assets	**$ 325,149**	$ 409,672	$391,044	$339,825	$350,815
Total outstanding borrowings–Credit Facility	**$ 21,000**	$ 49,526	$ 10,825	$ 3,000	$ 38,022
Total long-term liabilities	**$ 56,429**	$ 93,393	$ 36,904	$ 33,887	$ 59,528
Stockholders' equity	**$ 169,846**	$ 233,115	$253,817	$226,725	$205,843

(1) Kforce recognized a goodwill impairment charge of $69.2 million related to the GS reporting unit during 2012. The tax benefit associated with this impairment charge was $24.7 million, resulting in an after-tax impairment charge of $44.5 million. This impacted diluted earnings per share by $1.24.

(2) In connection with the disposition of KCR, as described below, the Board exercised its discretion, as permitted within the Kforce Inc. 2006 Stock Incentive Plan, to accelerate the vesting, for tax planning purposes, of substantially all of the outstanding and unvested RS, performance-accelerated restricted stock ("PARS") and alternative long-term incentive ("ALTI") awards on March 31, 2012, which resulted in the acceleration of $31.3 million of compensation expense and payroll taxes recorded during the three months ended March 31, 2012.

(3) Kforce recognized a goodwill and intangible asset impairment charge of $129.4 million related to the Tech and FA reporting units during 2008. The tax benefit associated with this impairment charge was $14.2 million, resulting in an after-tax impairment charge of $115.2 million.

During the three months ended March 31, 2012, Kforce disposed of KCR for a purchase price of $50.0 million plus a $7.3 million post-closing working capital adjustment. As a result, the results of operations of KCR have been presented as discontinued operations for each year presented above. See Note 2—"Discontinued Operations" to the Consolidated Financial Statements for more detail.

The acquisition of dNovus was made during the three months ended December 31, 2008. The results of operations for this acquisition have been included in our Consolidated Financial Statements since the acquisition date. During the three months ended June 30, 2008, Kforce sold its Scientific and per-diem Nursing business and completed efforts to wind down the remaining operations of its non per-diem Nursing business. As a result, the results of operations of Scientific and Nursing have been presented as discontinued operations for the year ended December 31, 2008.

STOCK PRICE PERFORMANCE

The following graph is a comparison of the cumulative total returns for Kforce common stock as compared with the cumulative total return for the NASDAQ Stock Market (U.S.) Index, the 2012 Industry Peer Group (as listed below) and the 2011 Industry Peer Group. Kforce's cumulative return was computed by dividing the difference between the price of Kforce common stock at the end of each year and the beginning of the measurement period (December 31, 2007 to December 31, 2012) by the price of Kforce common stock at the beginning of the measurement period. Cumulative total return for Kforce, the 2012 and 2011 Industry Peer Groups and the NASDAQ include dividends in the calculation of total return and are based upon an assumed $100 investment on December 31, 2007, with all returns weighted based on market capitalization at the end of each discrete measurement period. The comparisons in the graph below are based on historical data and are not intended to forecast the possible future performance of Kforce's common stock. For purposes of the stock price performance graph below, Kforce has been excluded from the industry peer groups.


175
150
125
100
75
50
Dollars
2007
2008
2009
2010
2011
2012
End of Year
Kforce Inc.
NASDAQ Stock Market (Composite)
2011 Industry Peer Group
2012 Industry Peer Group

Investment of $100 on December 31, 2007	2007	2008	2009	2010	2011	2012
Kforce Inc.	100.0	78.7	128.2	166.0	126.5	158.8
NASDAQ Stock Market (Composite)	100.0	59.5	85.6	100.0	98.2	113.8
2011 Industry Peer Group	100.0	71.2	88.8	103.0	90.4	110.5
2012 Industry Peer Group	100.0	70.6	99.6	115.2	88.5	105.8

2012 Industry Peer Group:

CDI Corporation
CIBER, Inc.
Computer Task Group Inc.
Manpower Inc.
On Assignment, Inc.
Resources Connection, Inc.
Robert Half International Inc.
TrueBlue Inc.

The industry peer group is one of the building blocks of the executive compensation program as it provides the Committee with fact-based data and insight into external compensation practices. The industry peer group provides information about pay levels, pay practices and performance comparisons. The primary criterion for peer group selection includes peer company customers, revenue footprint (revenues derived from different industries as a percentage of total revenues), geographical presence, talent, capital, size (total revenues, market capitalization and domestic presence), complexity of operating model and annual revenues. Additionally, Kforce includes companies with which we compete for executive level talent.

The differences between the 2011 Industry Peer Group and the 2012 Industry Peer Group are as follows: (i) SFN Group, Inc. ("SFN") was removed because it was acquired in September 2011 by Ranstad Holding nv, (ii) Volt Information Systems Inc. was removed as the company was delisted from the New York Stock Exchange in 2011 and no longer files audited financial or compensation related information with the SEC, (iii) Kelly Services Inc. was removed due to the lack of comparability of its temporary staffing services with Kforce's and (iv) TrueBlue Inc., Manpower Inc. and Computer Task Group Inc. were additions to replace the above three companies due to their comparability with Kforce based on the factors noted above.

For purposes of plotting the 2011 Industry Peer Group total shareholder return, SFN was removed as it was acquired during September 2011 by Ranstad Holding nv.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock trades on the NASDAQ Global Select Market under the symbol "KFRC." The following table sets forth, for the periods indicated, the high and low intra-day sales price of our common stock, as reported on the NASDAQ Global Select Market. These prices represent inter-dealer quotations without retail markups, markdowns or commissions, and may not represent actual transactions.

Three Months Ended	March 31,	June 30,	September 30,	December 31,
2012				
High	**$15.02**	**$15.40**	**$14.43**	**$14.92**
Low	**$12.01**	**$12.14**	**$10.34**	**$10.66**
2011				
High	$19.23	$18.56	$15.04	$14.11
Low	$15.86	$12.14	$ 8.12	$ 9.42

From January 1, 2013 through February 18, 2013, the high and low intra-day sales price of our common stock was $16.47 and $13.36, respectively. On February 18, 2013, the last reported sale price of our common stock on the NASDAQ Global Select Market was $14.80 per share.

Holders of Common Stock

As of February 18, 2013, there were approximately 189 holders of record.

Dividends

A special cash dividend on common stock of $1.00 per share was declared on December 7, 2012 and paid on December 27, 2012 to shareholders of record as of the close of business on December 17, 2012.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In addition to the risks inherent in its operations, Kforce is exposed to certain market risks, primarily changes in interest rates.

As of December 31, 2012, we had $21.0 million outstanding under our Credit Facility. Our weighted average effective interest rate on our Credit Facility was 1.50% at December 31, 2012. A hypothetical 10% increase in interest rates in effect at December 31, 2012 would not have any significant effect on Kforce's annual interest expense.

We do not believe that we have a material exposure to fluctuations in foreign currencies because our international operations represented approximately 2% of net service revenues for the year ended December 31, 2012, and because our international operations' functional currency is the U.S. Dollar. However, Kforce will continue to assess the impact which currency fluctuations could have on our operations going forward.

Company Overview

We are a provider of professional and technical specialty staffing services and solutions and operate through our corporate headquarters in Tampa, Florida, 62 field offices located throughout the United States and one office in Manila, Philippines. Kforce was incorporated in 1994 but its predecessor companies, Romac & Associates, Inc. and Source Services Corporation have been providing staffing services since 1962. Kforce completed its Initial Public Offering in August 1995.

We provide our clients staffing services and solutions through four operating segments: Technology ("Tech"), Finance and Accounting ("FA"), Health Information Management ("HIM") and Government Solutions ("GS"). Kforce organizes and manages its Tech and FA segments on a geographical basis: East and West. We believe this operational alignment supports a more customer-centric organization, leverages our strongest leaders, leverages client relationships across functional offerings, and streamlines the organization by placing senior management closer to the customer. Our Tech segment includes the results of Kforce Global Solutions, Inc. ("Global"), a wholly-owned subsidiary, which has an office in the Philippines. HIM and GS segments are organized and managed by specialty because of the unique operating characteristics of each business.

The following charts depict the percentage of our total revenues for each of our segments for the years ended December 31, 2012, 2011 and 2010:


2012
8.5% GS
7.1% HIM
62.4% Tech
22.0% FA
2011
9.2% GS
6.8% HIM
62.1% Tech
21.9% FA
2010
11.6% GS
6.5% HIM
60.8% Tech
21.1% FA

Tech

We provide both temporary staffing and permanent placement services to our clients, focusing primarily on areas of information technology such as systems/applications programmers and developers, senior-level project managers, systems analysts, enterprise data management and e-business and networking technicians. The average bill rate for our Tech segment for 2012 was approximately $65.00 per hour. Our Tech segment provides service to clients in a variety of industries with a strong footprint in healthcare, financial services and government integrators. A report published by Staffing Industry Analysts ("SIA") during 2012 indicated that information technology is expected to continue strong growth in the staffing market. The report also mentioned that technology staffing companies are benefiting from a shift by consumers of technology staffing services away from independent contractors and into temporary staffing primarily due to increased employment compliance risk. In addition to the shift of hiring to a temporary staffing model, SIA states notable skill shortages in certain technology skill sets are continuing, which we believe will result in strong growth prospects for our Tech segment.

In addition, we believe this segment continues to benefit from our centralized National Recruiting Center ("NRC") as well as our Strategic Accounts ("SA") strategy, which we believe will also provide leverage in supporting future growth. Our Tech segment includes the results of Global, which provides information technology outsourcing solutions internationally through an office located in the Philippines. Our international operations comprised approximately 2% of net service revenues for each of the three years ended December 31, 2012, 2011 and 2010.

FA

Our FA segment provides both temporary staffing and permanent placement services to our clients in areas such as: general accounting, business analysis, accounts payable, accounts receivable, financial analysis and reporting, taxation, management consultants, budget preparation and analysis, mortgage and loan processing, cost analysis professional administrative, credit and collections, audit services, and systems and controls analysis and documentation. Our FA segment provides service to clients in a variety of industries with a strong footprint in financial services and government integrators. The average bill rate for our FA segment for 2012 was approximately $33.00 per hour.

We believe this segment continues to benefit from our centralized NRC as well as our Strategic Accounts strategy, which we believe will also provide leverage in supporting future growth.

HIM

Our HIM segment provides temporary staffing services to our clients, which primarily consist of acute care facilities, hospitals, physician clinics, software providers and insurance companies. Our HIM professionals provide services in areas such as: health information technology, the revenue life cycle and health information management. We believe there will be strong demand in health information technology and medical coding through 2014 given requirements and deadlines for the International Statistical Classification of Diseases and Related Health Problems, 10th edition ("ICD-10") conversion and electronic health record implementation.

GS

According to the U.S. Office of Management and Budget, the Federal Government is one of the largest consumers of information technology, spending approximately $74 billion in 2012 and currently budgeted to spend a similar amount in 2013. Our GS segment provides Tech and FA professionals to the Federal Government, primarily as a prime contractor. GS also serves as a subcontractor to prime contractors, and we believe that our ability to source professional candidates for assignments, in combination with our prime contractor relationships, will allow us to pursue additional opportunities in this sector. GS offers integrated business solutions to its customers in areas such as: information technology, healthcare informatics, data and knowledge management, research and development, financial management and accounting, among other areas. Substantially all GS services are supplied to the Federal Government through field offices located in the Washington, D.C. and San Antonio, Texas areas.

Types of Staffing Services

Kforce's staffing services consist of temporary staffing services ("Flex") and permanent placement services ("Search"). For the three years ended December 31, 2012, 2011 and 2010, Search represented 4.4%, 4.3% and 4.3% of total Kforce revenue, respectively.

Flex

We provide our clients with qualified individuals ("consultants") on a temporary basis when it is determined that they have the appropriate skills and experience and are "the right match" for our clients. We recruit consultants from the job boards, from our associates' networks, from social media networks and from passive candidates we identify who are currently employed and not actively seeking another position. Our success is dependent upon our employees' ("associates") ability to: (1) understand and acknowledge our clients' needs; (2) determine and understand the capabilities of the consultants being recruited; and (3) deliver and manage the client-consultant relationship to the satisfaction of both our clients and our consultants. We believe proper execution by our associates and our consultants directly impacts the longevity of the assignments, increases the likelihood of being able to generate repeat business with our clients and fosters a better experience for our consultants, which has a direct correlation to their redeployment.

Flex revenue is driven by the number of total hours billed and established bill rates. Flex gross profit is determined by deducting consultant pay, benefits and other related costs from Flex revenues. Flex associate commissions, related taxes and other compensation and benefits as well as field management compensation are included in Selling, General and Administrative expenses ("SG&A"), along with administrative and corporate compensation. The Flex business model involves attempting to maximize the number of consultant hours and bill rates, while managing consultant pay rates and benefit costs, as well as compensation and benefits for our core associates. Flex revenue also includes solutions provided through our GS segment. These revenues involve providing longer-term contract services to the customer primarily on a time-and-materials basis but also on a fixed-price and cost-plus basis.

Search

Our Search business is a significantly smaller, yet important, part of our business that involves locating qualified individuals ("candidates") for permanent placement with our clients. We primarily perform these searches on a contingency basis; thus, fees are only earned if the candidates are ultimately hired by our clients. The typical structure for search fees is based upon a percentage of the placed individual's annual compensation in their first year of employment, which is known at the time of placement. We recruit permanent employees from the job boards, from our associates' networks, social media networks and from passive candidates we identify who are currently employed and not actively seeking another position. Also, there are occasions where consultants are initially assigned to a client on a Flex basis and later are converted to a permanent placement, for which we also receive a Search fee (referred to as "conversion revenue"). We target clients and recruits for both Flex and Search services, which contributes to our objective of providing integrated solutions for all of our clients' human capital needs.

Search revenues are driven by placements made and the resulting fees billed and are recognized net of an allowance for "fallouts," which occur when placements do not complete the applicable contingency period. Although the contingency period varies by contract, it is typically 90 days or less. This allowance for fallouts is estimated based upon historical experience with Search placements that did not complete the contingency period. There are no consultant payroll costs associated with Search placements, thus, all Search revenues increase gross profit by the full amount of the fee. Search associate commissions, compensation and benefits are included in SG&A.

Divestiture of Kforce Clinical Research, Inc. ("KCR")

During March 2012, Kforce sold all of the issued and outstanding stock of KCR for a total cash purchase price of $50.0 million plus a $7.3 million post-closing working capital adjustment. The sale of KCR was consummated in order to narrow our focus, streamline our business mix, reduce our operating complexities and concentrate our resources on our core service offerings. The divestiture of KCR has been classified as discontinued operations in the financial statements.

Business Strategy

The key elements of our business strategy include the following:

Retain our Great People. A significant focus of Kforce is on the retention of our tenured and top performing associates. We ended fiscal 2012 with a highly tenured management team, field sales team and back office employees, which we believe will continue to enhance our ability to achieve future profitable growth.

Invest in Revenue Responsible Headcount. Given the current and expected future demand in the marketplace for the services provided by Kforce and our most tenured associates' performance continuing to remain near peak levels, the Firm made significant investments in Q4 2012 in the hiring of associates that are responsible for generating revenue. We refer to associates responsible for generating revenue as "revenue responsible headcount." The increase in revenue responsible headcount, inclusive of the NRC and SA, from Q3 2012 to Q4 2012 was 10.7%, and was 22.1% from Q4 2011 to Q4 2012. New associates typically take six to nine months to begin performing at expected levels. Accordingly, we expect that this investment will result in accelerated revenue growth in the second half of 2013. While hiring is not expected to continue at the same pace, the Firm expects to selectively continue to hire additional revenue responsible headcount in those lines of business, geographies and industries that we believe present the greatest opportunity.

Continue to Develop and Optimize our NRC. We believe our centralized NRC offers us a competitive advantage and that the NRC is particularly effective at increasing the quality and speed of delivery services to our clients, in particular our Strategic Accounts as well as other clients with demands for high volume staffing. The NRC identifies and interviews active candidates from nationally contracted job boards, Kforce.com, as well as other sources, then forwards qualified candidates to Kforce field offices to be matched to available positions. The NRC has further evolved throughout 2012 to support all of our operating segments. There continues to be a significant demand for its resources. We continue to focus on job order prioritization which places greater attention on orders that we believe present the greatest opportunity and streamlining the NRC's focus to more specific industries, customer segments and skill sets to create leverage. We also launched the Kforce Performer Academy pilot, which trains and prepares qualified associates within the NRC, in order for them to be optimally deployed within Kforce's field offices. A continuing focus in 2013 will be on the retention, training, preparation and development of the Performer Academy, which may: (i) enhance the performance of the NRC in meeting demand; (ii) enhance our efforts to support future growth and (iii) expand the NRC as our revenues increase. In addition, the NRC will be focused on building a pipeline of qualified technology candidates as well as evolving its international talent solution strategy.

Focus on our Strategic Accounts. A focus of Kforce is in cultivating relationships with strategic clients, both in terms of annual revenues and geographic dispersion. For each of our SAs Kforce assigns a Strategic Accounts Executive ("SAE") who is responsible for managing all aspects of our client relationship. In order to achieve greater penetration within each of our SAs, the SAE, in partnership with our field leadership and revenue responsible teams, is tasked with fostering an understanding of our client's needs holistically while building a consultative partnership rather than a transactional client relationship. We believe that this strategy will result in the expansion of our share of our clients' staffing needs as well as capturing market share.

Focus on Value-Add Services. We focus on providing specialty staffing services and solutions to our clients. The placement of highly skilled personnel requires operational and technical skill to effectively recruit and evaluate personnel, match them to client needs, and manage the resulting relationships. We believe this strategy will serve to balance the desire for optimal volume, rate, effort and duration of assignment, while ultimately maximizing the benefit for our clients, consultants and the Firm. We concentrate resources among Tech, FA, HIM and GS to the areas of highest anticipated demand to adapt to the ever-changing landscape within the staffing industry. We believe our historical focus in these markets, combined with our staff's operating expertise, provides us with a competitive advantage.

Build Long-Term, Consultative Relationships With Our Clients. We believe we have developed long-term relationships with our clients by repeatedly providing solutions to their specialty staffing requirements. We strive to differentiate ourselves by working closely with our clients to understand their needs and maximize their return on human assets. In addition, Kforce's ability to offer flexible staffing services, coupled with our permanent placement capability, offers the client a broad spectrum of specialty staffing services. We believe this ability enables Kforce to emphasize consultative rather than transactional client relationships, and therefore facilitates further client penetration and the expansion of our share of our clients' staffing needs.

Optimize Flex Margins. Despite recent increases in statutory payroll taxes, particularly in unemployment taxes, we were able to improve our Flex margins in 2012. This was accomplished through diligent management of both our bill rates as well as our consultant pay rates. The optimization of Flex margins remains a focus for Kforce as the statutory costs are expected to continue to escalate. Accordingly, we will continue to attempt to optimize the spread between bill rates and pay rates by providing our associates with tools, economic knowledge and defined programs to drive improvement in the effectiveness of our pricing strategy around the staffing services we provide.

Encourage Employee Achievement. We focus on promoting and maintaining a quality-focused, energetic, results-oriented culture. Our field associates and corporate personnel are given incentives (which include competitions with significant prizes, incentive trips and internal recognition, in addition to bonuses) to encourage achievement of Kforce's corporate goals and high levels of service. During 2010, we implemented and went live with a business intelligence tool referred to as AMP!, which is an acronym for Actions Maximizing Performance, and have continued to expand this platform in 2011 and 2012 to include functionality for the NRC and SA teams. This metrics-based system has provided, and we expect will continue to provide, associates with current and historical performance measures relative to their Kforce peers, which we believe fuels healthy competition and assists associates in reaching their maximum performance levels.

Leverage Infrastructure. A significant focus for Kforce is to more effectively leverage the functionality built over the last several years with its front-end and back office technology infrastructure. We believe our back office system software provides a competitive advantage through the enhancement of the efficiency and performance of our sales and delivery functions. We will continue to selectively improve our front-end systems and our back office systems, including our ERP and time collection and billing systems, in areas that generate additional operating leverage.

Industry Overview

We serve Fortune 1000 companies, the Federal Government, state and local governments, local and regional companies, and small to mid-sized companies. Our 10 largest clients represented 18.2% of revenues and no single customer accounted for more than 3% of revenues for the year ended December 31, 2012. The specialty staffing industry is made up of thousands of companies, most of which are small local firms providing limited service offerings to a relatively small local client base. We believe Kforce is one of the 10 largest publicly-traded specialty staffing firms in the United States. According to a recent report by SIA, 100 companies reported at least $100 million in U.S. staffing revenues in 2011. Competition in a particular market can come from many different companies, both large and small. We believe, however, that our geographic presence, diversified service offerings, centralized NRC, SA team, focus on consistent service and delivery and effective job order prioritization, all provide a competitive advantage, particularly with clients that have operations in multiple geographic markets. In addition, we believe that our diversified portfolio of service offerings is primarily concentrated in areas with significant growth opportunities in both the short and long term.

Based upon previous economic cycles experienced by Kforce, we believe that times of sustained economic recovery generally stimulate demand for substantial additional U.S. workers and, conversely, an economic slowdown results in a contraction in demand for additional U.S. workers. We also believe that Flex demand generally increases before demand for permanent placements increases given that companies tend to prefer a flexible staffing model in the early stages of an economic recovery to ensure its sustainability. From an economic standpoint, temporary employment figures and trends are important indicators of staffing demand, which improved during 2012 as compared to 2011 based on data published by the Bureau of Labor Statistics ("BLS"). Total temporary employment increased 6.4% and the penetration rate (the percentage of temporary staffing to total employment) increased 5.0% in 2012 after seeing a slight increase in 2011. While we believe the macro-employment picture continues to be relatively weak with the unemployment rate at 7.9% as of January 2013, non-farm payroll expanded by 157,000 jobs in January 2013 and job growth has remained positive for 28 consecutive months. Also, the college-level unemployment rate, which serves as a proxy for professional employment and is more closely aligned with the Firm's business strategy, was at 3.8% as of December 31, 2012. Management believes that uncertainty in the overall U.S. economic outlook related to the political landscape, potential tax changes, geo-political risk and impact of health care reform, will continue to fuel growth in temporary staffing as employers may be reluctant to increase full-time hiring. If the penetration rate of temporary staffing continues to experience growth in the coming years, we believe that our Flex revenues can grow significantly even in a relatively modest growth macro-economic environment. Management remains optimistic about the growth prospects of the temporary staffing industry, the penetration rate, and in particular, our revenue portfolio. Of course, no reliable predictions can be made about the general economy, the staffing industry as a whole, or specialty staffing in particular.

According to a recent staffing industry forecast published by SIA, the U.S. temporary staffing industry generated estimated revenues of $71.2 billion in 2009, $80.0 billion in 2010, and $91.1 billion in 2011; with projected revenues of $100.3 billion in 2012 and $107.3 billion in 2013. Based on projected revenues of $100.3 billion for the U.S. temporary staffing industry, this would put the Firm's market share at approximately 1%. Therefore, our previously discussed business strategies are sharply focused around expanding our share of the U.S. temporary staffing market and further penetrating our existing clients' staffing needs.

Over the last several years, our GS segment's operations have been adversely impacted by the (i) continued uncertainty of funding levels of various Federal Government programs and agencies, (ii) uncertain macro-economic and political environment, and (iii) unexpected significant delays in the start-up of already executed and funded projects, which we believe are due to acute shortages of acquisition and contracting personnel within certain Federal Government agencies. These industry dynamics have resulted in GS adjusting its business strategy in 2011 and early 2012 in order to focus efforts on contracts that we believe achieve the right balance between revenue and profitability and are with Federal Government agencies less impacted by Federal budget reductions. A broad, automatic, and across-the-board reduction in most categories of Federal Government spending, referred to as sequestration, is currently scheduled to take effect on March 1, 2013. While it is difficult to determine the possible impact of sequestration due to the uncertainty over whether the cuts will happen as well as how the cuts would be distributed across the various Federal Government programs, sequestration, if it should occur, could have a significant adverse impact on GS's operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to help the reader understand Kforce, our operations and our present business environment. MD&A is provided as a supplement to—and should be read in conjunction with—our Consolidated Financial Statements and the accompanying notes thereto contained in this Annual Report as well as the Business Overview for an overview of our operations and business environment. This overview summarizes the structure of our MD&A, which includes the following sections:

- *Executive Summary*—an executive summary of our results of operations for 2012.
- *Critical Accounting Estimates*—a discussion of the accounting estimates that are most critical to fully understanding and evaluating our reported financial results and that require management's most difficult, subjective or complex judgments.
- *New Accounting Standards*—a discussion of recently issued accounting standards and their potential impact on our Consolidated Financial Statements.
- *Results of Operations*—an analysis of Kforce's consolidated results of operations for the three years presented in its Consolidated Financial Statements. In order to assist the reader in understanding our business as a whole, certain metrics are presented for each of our segments.
- *Liquidity and Capital Resources*—an analysis of cash flows, off-balance sheet arrangements, stock repurchases and contractual obligations and commitments and the impact of changes in interest rates on our business.

On March 31, 2012, Kforce sold all of the issued and outstanding stock of KCR. See Note 2—"Discontinued Operations" to the Notes to Consolidated Financial Statements, included in this Annual Report, for a more detailed discussion. The results presented in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2012, 2011 and 2010 include activity relating to KCR as discontinued operations. Except as specifically noted, our discussions below exclude any activity related to KCR, which is addressed separately in the discussion of income from discontinued operations, net of income taxes.

EXECUTIVE SUMMARY

The following is an executive summary of what Kforce believes are important 2012 highlights, which should be considered in the context of the additional discussions herein and in conjunction with the Consolidated Financial Statements and notes thereto. We believe such highlights are as follows:

- Net service revenues increased 7.7% to $1.08 billion in 2012 from $1.00 billion in 2011. Net service revenues increased 8.3% for Tech, 8.6% for FA, and 12.1% for HIM while GS decreased 1.1%.
- Flex revenues increased 7.7% to $1.03 billion in 2012 from $961.2 million in 2011.
- Search revenues increased 9.6% to $47.7 million in 2012 from $43.5 million in 2011.
- Flex gross profit margin increased 50 basis points to 29.0% in 2012 from 28.5% in 2011, primarily as a result of an increase in the spread between our bill and pay rates. This increase was partially offset by increases in statutory payroll costs, particularly relating to unemployment taxes. Flex gross profit margins increased 30 basis points for Tech, 120 basis points for FA and 70 basis points for GS and HIM remained flat.
- SG&A as a percentage of revenues for the year ended December 31, 2012 was 29.8% compared to 27.3% in 2011. This increase was primarily a result of the acceleration of substantially all of the outstanding and unvested RS, PARS and ALTI awards on March 31, 2012, which resulted in the acceleration of $31.3 million of compensation expense and payroll taxes recorded during the three months ended March 31, 2012.
- Net loss from continuing operations of $35.7 million for 2012 declined $54.8 million from net income from continuing operations of $19.1 million in 2011. The results for 2012 include an after-tax goodwill impairment charge of $44.5 million as well as the previously mentioned acceleration of substantially all of the outstanding and unvested RS, PARS and ALTI awards.
- Loss per share from continuing operations for 2012 was $1.00 compared to earnings per share of $0.49 per share in 2011, which was primarily driven by the acceleration of substantially all of the outstanding and unvested RS, PARS and ALTI awards on March 31, 2012 and the goodwill impairment charge referred to above.
- During 2012, Kforce repurchased 3.4 million shares of common stock at a total cost of approximately $44.4 million.
- The Firm declared and paid a special cash dividend of $1.00 per share in the fourth quarter of 2012 resulting in a payout in cash of $35.2 million.

CRITICAL ACCOUNTING ESTIMATES

Our Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). In connection with the preparation of our Consolidated Financial Statements, we are required to make assumptions and estimates about future events, and apply judgments that affect the reported amount of assets, liabilities, revenue, expenses and the related disclosures. We base our assumptions, estimates and judgments on historical experience, current trends, and other factors that management believes to be relevant at the time our Consolidated Financial Statements are prepared. On a regular basis, management reviews the accounting policies, estimates, assumptions and judgments to ensure that our Consolidated Financial Statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

Our significant accounting policies are discussed in Note 1—"Summary of Significant Accounting Policies" to the Consolidated Financial Statements, included in this Annual Report. Management believes that the following accounting estimates are the most critical to aid in fully understanding and evaluating our reported financial results, and they require management's most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
ALLOWANCE FOR DOUBTFUL ACCOUNTS, FALLOUTS AND OTHER ACCOUNTS RECEIVABLE RESERVES See Note 1—"Summary of Significant Accounting Policies" to the Notes to Consolidated Financial Statements, included in this Annual Report, for a complete discussion of our policies related to determining our allowance for doubtful accounts, fallouts and other accounts receivable reserves.	Kforce performs an ongoing analysis of factors including recent write-off and delinquency trends, changes in economic conditions, a specific analysis of material accounts receivable balances that are past due, and concentration of accounts receivable among clients, in establishing its allowance for doubtful accounts. Kforce estimates its allowance for Search fallouts based on our historical experience with the actual occurrence of fallouts. Kforce estimates its reserve for future revenue adjustments (e.g. bill rate adjustments, time card adjustments, early pay discounts) based on our historical experience.	We have not made any material changes in the accounting methodology used to establish our allowance for doubtful accounts, fallouts and other accounts receivable reserves. As of December 31, 2012 and 2011, the allowance was 1.4% as a percentage of gross accounts receivable. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to calculate our allowance for doubtful accounts. However, if our estimates regarding estimated accounts receivable losses are inaccurate, we may be exposed to losses or gains that could be material. A 10% difference in actual accounts receivable losses reserved at December 31, 2012, would have impacted our net income for 2012 by approximately $0.2 million. Although we do not believe that there is a reasonable likelihood that there will be a material change in the actual occurrence of fallouts, a 10% difference in our actual fallout experience reserved at December 31, 2012, would have impacted our net income for 2012 by less than $0.1 million.
GOODWILL IMPAIRMENT We evaluate goodwill for impairment annually or more frequently whenever events and circumstances indicate that the carrying value of the goodwill may not be recoverable. See Note 6—"Goodwill and Other Intangible Assets" to the Notes to Consolidated Financial Statements, included in this Annual Report, for a complete discussion of the valuation methodologies employed. During the three months ended June 30, 2012 and September 30, 2012, we determined it was necessary to perform an interim goodwill impairment analysis on our GS reporting unit. There was no impairment indicated for the three months ended September 30, 2012. However, we recorded an estimated impairment charge during the three months ended June 30, 2012 of $65.3 million. Based on the completion of the second step of the analysis using the methodologies described in Note 6—"Goodwill and Other Intangible Assets," we recorded an increase of $3.9 million thus resulting in an aggregate goodwill impairment charge of $69.2 million. As of December 31, 2012, we completed our annual assessment of goodwill impairment using the methodology described therein and no impairment losses were recognized for any of Kforce's reporting units. The carrying value of goodwill as of December 31, 2012 by reporting unit was $17.0 million, $8.0 million, $4.9 million and $33.5 million for our Tech, FA, HIM and GS reporting units, respectively.	We determine the fair value of our reporting units using widely accepted valuation techniques, including discounted cash flow, guideline transaction method and guideline company method. These types of analyses contain uncertainties because they require management to make significant assumptions and judgments including: (i) an appropriate rate to discount the expected future cash flows, (ii) the inherent risk in achieving forecasted operating results, (iii) long-term growth rates, (iv) expectations for future economic cycles, (v) market comparable companies and appropriate adjustments thereto and (vi) market multiples. It is our policy to conduct impairment testing based on our current business strategy in light of present industry and economic conditions, as well as future expectations.	For our Tech, FA and HIM reporting units, Kforce assessed the qualitative factors of each reporting unit to determine if it was more likely than not that the fair value of the reporting unit was less than its carrying amount, including goodwill. Based upon the qualitative assessments, it was determined that it was not more likely than not that the fair value of the reporting units were less than the carrying values and, thus, no further testing was determined necessary. For our GS reporting unit, however, a quantitative step-one impairment assessment was performed as of December 31, 2012 resulting in the fair value of the GS reporting unit exceeding the carrying value of invested capital by $11.7 million, or 18.0%. Increasing risk surrounding federal deficits and sequestration, in addition to those considered in our 2012 assumptions, may indicate future impairment in the GS reporting unit, which could be material. Based on the results, a step-two analysis was not required and no impairment was noted in the GS reporting unit as of December 31, 2012.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
SELF-INSURED LIABILITIES We are self-insured for certain losses related to health insurance and workers' compensation claims. However, we obtain third-party insurance coverage to limit our exposure to these claims. When estimating our self-insured liabilities, we consider a number of factors, including historical claims experience, plan structure, internal claims management activities, demographic factors and severity factors. Periodically, management reviews its assumptions to determine the adequacy of our self-insured liabilities. Our liabilities for health insurance and workers' compensation claims as of December 31, 2012 were $3.1 million and $1.5 million, respectively.	Our self-insured liabilities contain uncertainties because management is required to make assumptions and to apply judgment to estimate the ultimate total cost to settle reported claims and claims incurred but not reported as of the balance sheet date.	We have not made any material changes in the accounting methodologies used to establish our self-insured liabilities during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate our self-insured liabilities. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material. A 10% change in our self-insured liabilities related to health insurance and workers' compensation as of December 31, 2012 would have impacted our net income for 2012 by approximately $0.5 million.
STOCK-BASED COMPENSATION We have stock-based compensation programs, which include options, stock appreciation rights ("SARs") and unvested share awards and an employee stock purchase plan. See Note 1—"Summary of Significant Accounting Policies," Note 12—"Employee Benefit Plans," and Note 14—"Stock Incentive Plans" to the Notes to Consolidated Financial Statements, included in this Annual Report, for a complete discussion of our stock-based compensation programs. We have not granted any stock options or SARs over the last three years. We determine the fair market value of our RS and PARS based on the closing stock price of Kforce's common stock on the date of grant. We also utilize a lattice model to determine the derived service period for our PARS, which contain a market condition.	RS and PARS require management to make assumptions regarding the likelihood of achieving market conditions during the vesting period, which are inherently difficult to estimate but are modeled using a monte carlo simulation model, as well as employee turnover rates.	We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to determine stock-based compensation expense. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to changes in stock-based compensation expense that could be material or the stock-based compensation expense reported in our financial statements may not be representative of the actual economic cost of the stock-based compensation. A 10% change in unrecognized stock-based compensation expense would have had an insignificant impact on our net income for 2012.
DEFINED BENEFIT PENSION PLAN—U.S. We have a defined benefit pension plan that benefits certain named executive officers, the Supplemental Executive Retirement Plan ("SERP") and a defined benefit postretirement health plan, the Supplemental Executive Retirement Health Plan ("SERHP"). See Note 12—"Employee Benefit Plans" to the Notes to Consolidated Financial Statements, included in this Annual Report, for a complete discussion of the terms of these plans. Neither the SERP or SERHP were funded as of December 31, 2012 or 2011.	When estimating the obligation for our pension and postretirement benefit plans, management is required to make certain assumptions and to apply judgment with respect to determining an appropriate discount rate, bonus percentage assumptions, expected health care and premium cost trends, applicability of health care regulations and expected future compensation increases for the participants in the plans, as they apply to our plans.	We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate our obligation. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material. A 10% change in the discount rate used to measure the net periodic pension cost for the SERP and SERHP during 2012 would have had an insignificant impact on our net income for 2012.
ACCOUNTING FOR INCOME TAXES See Note 4—"Income Taxes" to the Notes to Consolidated Financial Statements, included in this Annual Report, for a complete discussion of the components of Kforce's income tax expense as well as the temporary differences that exist as of December 31, 2012.	Our consolidated effective income tax rate is influenced by tax planning opportunities available to us in the various jurisdictions in which we conduct business. Significant judgment is required in determining our effective tax rate and in evaluating our tax positions, including those that may be uncertain. Kforce is also required to exercise judgment with respect to the realization of our net deferred tax assets. Management evaluates all positive and negative evidence and exercises judgment regarding past and future events to determine if it is more likely than not that all or some portion of the deferred tax assets may not be realized. If appropriate, a valuation allowance is recorded against deferred tax assets to offset future tax benefits that may not be realized.	We do not believe that there is a reasonable likelihood that there will be a material change in our liability for uncertain income tax positions or our effective income tax rate. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses that could be material. Kforce recorded a valuation allowance of $0.1 million as of December 31, 2012 related primarily to state net operating losses. A 0.50% change in our effective income tax rate from continuing operations would have impacted our net income for 2012 by approximately $0.3 million.

NEW ACCOUNTING STANDARDS

In December 2011, the Financial Accounting Standards Board ("FASB") issued authoritative guidance regarding the presentation of netting assets and liabilities as a single amount in the statement of financial position to address the difference between GAAP and international financial reporting standards ("IFRS"). This guidance is to be applied for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. Kforce does not expect the adoption of this guidance to have a material impact on its future consolidated financial statements.

In July 2012, the FASB issued amended guidance on the testing of indefinite-lived intangible assets, other than goodwill, for impairment. The amended guidance allows an entity to perform a qualitative impairment assessment before calculating the fair value of the asset. Entities should continue to test indefinite-lived intangible assets annually for impairment and between annual tests if there is a change in events or circumstances. This guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. Kforce does not expect the adoption of this guidance to have a material impact on its future consolidated financial statements.

RESULTS OF OPERATIONS

Net service revenues for the years ended December 31, 2012, 2011 and 2010 were $1.08 billion, $1.00 billion and $886.7 million, respectively, which represents an increase of 7.7% from 2011 to 2012 and 13.3% from 2010 to 2011. The increases were primarily due to our Tech (which represented 62.4% of our total net service revenues in 2012) and FA segments (which represented 22.0% of our net service revenues in 2012), which had increases in net service revenues from 2011 to 2012 of 8.3% and 8.6%, respectively, and increases from 2010 to 2011 of 15.9% and 17.3%, respectively. In addition, net service revenues for HIM increased 12.1% from 2011 to 2012 and 19.0% from 2010 to 2011. However, our GS segment experienced a 1.1% decline in net service revenues from 2011 to 2012 and a 10.4% decline from 2010 to 2011. Search revenues increased 9.6% for 2012 compared to 2011 and 13.0% for 2011 compared to 2010.

Flex gross profit margins increased 50 basis points to 29.0% for the year ended December 31, 2012 from 28.5% for the year ended December 31, 2011. Kforce experienced increases in Flex gross profit margins across all segments, except for HIM which remained flat year over year. The increases were primarily attributable to an increase in the spread between our bill and pay rates. The optimization of our Flex gross profit margins was a strategic initiative for the Firm in 2012 and we expect to continue being diligent around managing our bill and pay rates in 2013 and beyond. The increase in the spread between our bill and pay rates was partially offset by increases in statutory payroll costs, particularly relating to unemployment taxes. Flex gross profit margins decreased from 28.9% for the year ended December 31, 2010 to 28.5% for the year ended December 31, 2011 due primarily to the increase in statutory payroll costs.

SG&A expenses as a percentage of net service revenues were 29.8% and 27.3% for the years ended December 31, 2012 and 2011, respectively. The increase in SG&A expenses as a percentage of net service revenues during the year ended December 31, 2012 was primarily the result of the acceleration of substantially all of the outstanding and unvested PARS, RS and ALTI awards on March 31, 2012, which resulted in the recognition of compensation expense during the three months ended March 31, 2012 of $31.3 million, including payroll taxes.

Additionally, during the year ended December 31, 2012, Kforce recorded a goodwill impairment charge in the aggregate amount of $69.2 million in our GS reporting unit related to an interim goodwill impairment test performed as of June 30, 2012. The goodwill impairment charge was the result of the adverse effect of the unexpected significant delays in the start-up of already executed and funded projects, which we believe was due to acute shortages of acquisition and contracting personnel within certain Federal Government agencies, uncertainty of funding levels of various Federal Government programs and agencies and the increasingly uncertain macro-economic and political environment. All of these largely unanticipated factors had an adverse effect on GS operations and forecasted cash flows, its enterprise value as well as overall equity values in the GS sector. There were no indications of impairment in our GS reporting unit stemming from the interim goodwill impairment test performed as of September 30, 2012 and our year-end goodwill impairment test as of December 31, 2012. Net service revenues for our GS segment increased sequentially in the three months ended September 30, 2012 and December 31, 2012 by 5.4% and 6.6%, respectively, and are anticipated to increase in 2013. However, it is difficult to predict the impact, if any, to GS of the budget sequestration process that is currently scheduled to begin March 1, 2013 absent definitive corrective actions taken by the U.S. Congress and the President.

From an economic standpoint, temporary employment figures and trends are important indicators of staffing demand, which improved during 2012 as compared to 2011 based on data published by the BLS. Total temporary employment increased 6.4% in 2012 and the penetration rate (the percentage of temporary staffing to total employment) was 1.90% as of December 2012, an increase of 5.0% over 2011, which remains down from the peak penetration rate of 2.03% that was reached in April 2000. While we believe the macro-employment picture continues to be relatively weak with the unemployment rate at 7.8% as of December 2012, non-farm payroll expanded by 155,000 jobs in December 2012 and growth has remained positive for 27 consecutive months. Also, the college-level unemployment rate, which serves as a proxy for professional employment and is more closely aligned with the Firm's business strategy, was at 3.8% as of December 31, 2012. Kforce believes that uncertainty in the overall U.S. economic outlook related to the political landscape, potential tax changes, geo-political risk and impact of health care reform, will continue to fuel growth in temporary staffing as employers may be reluctant to increase full-time hiring. If the penetration rate of temporary staffing continues to experience growth in the coming years, we believe that our Flex revenues can grow significantly even in a relatively modest growth macro-economic environment. Kforce remains optimistic about the growth prospects of the temporary staffing industry, the penetration rate, and in particular, our revenue portfolio.

Over the last few years, we have undertaken several significant initiatives including: (i) further developing and optimizing our NRC and SA teams in support of our field operations; (ii) restructuring both our back office and field operations under our Shared Services program, which focuses on process improvement, centralization, technology infrastructure and outsourcing; (iii) upgrading our corporate systems (primarily our front-end systems) with a focus on AMP!, ICE, job order prioritization and the development of mobile applications and (iv) making other technology investments designed to increase the performance of our corporate and field associates. We believe that these investments have increased our operating efficiency, enabling us to be more responsive to our clients and have provided a better operating platform to support our expected future growth. We believe our field operations model, which allows us to deliver our service offerings in a disciplined and consistent manner across all geographies and business lines, as well as our highly centralized back office operations, are competitive advantages and keys to our future growth and profitability. We also believe that our diversified portfolio of service offerings, which are primarily in the U.S., will also be a key contributor to our long-term financial stability.

Net Service Revenues. The following table sets forth, as a percentage of net service revenues, certain items in our consolidated statements of operations and comprehensive income (loss) for the years ended:

December 31,	**2012**	2011	2010
Revenues by Segment:			
Tech	**62.4%**	62.1%	60.8%
FA	**22.0**	21.9	21.1
HIM	**7.1**	6.8	6.5
GS	**8.5**	9.2	11.6
Net service revenues	**100.0%**	100.0%	100.0%
Revenues by Time:			
Flex	**95.6%**	95.7%	95.7%
Search	**4.4**	4.3	4.3
Net service revenues	**100.0%**	100.0%	100.0%
Gross profit	**31.2%**	31.6%	32.0%
Selling, general and administrative expenses	**29.8%**	27.3%	28.3%
Goodwill impairment	**6.4%**	—	—
Depreciation and amortization	**1.0%**	1.2%	1.4%
(Loss) income from continuing operations, before income taxes	**(5.1)%**	3.0%	2.1%
(Loss) income from continuing operations	**(3.3)%**	1.9%	1.4%
Net (loss) income	**(1.3)%**	2.7%	2.3%

The following table details net service revenues for Flex and Search revenues by segment and changes from the prior year.

(In thousands)	**2012**	**Increase (Decrease)**	2011	Increase (Decrease)	2010
Tech					
Flex	**$ 655,062**	**8.1%**	$ 606,238	16.1%	$522,220
Search	**20,525**	**15.5%**	17,774	8.7%	16,346
Total Tech	**$ 675,587**	**8.3%**	$ 624,012	15.9%	$538,566
FA					
Flex	**$ 211,797**	**9.0%**	$ 194,359	17.2%	$165,831
Search	**26,679**	**5.8%**	25,216	18.0%	21,365
Total FA	**$ 238,476**	**8.6%**	$ 219,575	17.3%	$187,196
HIM					
Flex	**$ 76,517**	**12.2%**	$ 68,181	19.7%	$ 56,965
Search	**475**	**(10.4)%**	530	(33.6)%	798
Total HIM	**$ 76,992**	**12.1%**	$ 68,711	19.0%	$ 57,763
GS					
Flex	**$ 91,424**	**(1.1)%**	$ 92,449	(10.4)%	$103,132
Search	**—**	**—**	—	—	—
Total GS	**$ 91,424**	**(1.1)%**	$ 92,449	(10.4)%	$103,132
Total Flex	**$1,034,800**	**7.7%**	$ 961,227	13.3%	$848,148
Total Search	**47,679**	**9.6%**	43,520	13.0%	38,509
Total Revenues	**$1,082,479**	**7.7%**	$1,004,747	13.3%	$886,657

While quarterly comparisons are not fully discussed herein, certain quarterly revenue trends are referred to in discussing annual comparisons. Our quarterly operating results are affected by the number of billing days in a quarter, which is provided in the table below. This 2012 quarterly information is presented for this purpose only.

	Three Months Ended			
(In thousands, except Billing Days)	December 31	September 30	June 30	March 31
Billing Days	62	63	64	64
Flex Revenues				
Tech	$163,282	$165,342	$166,044	$160,394
FA	51,936	51,661	53,562	54,638
HIM	19,332	18,089	19,774	19,322
GS	24,193	22,698	21,545	22,988
Total Flex	$258,743	$257,790	$260,925	$257,342
Search Revenues				
Tech	$ 4,334	$ 5,235	$ 5,695	$ 5,261
FA	6,688	7,068	7,305	5,618
HIM	74	68	204	129
Total Search	$ 11,096	$ 12,371	$ 13,204	$ 11,008
Total Revenues				
Tech	$167,616	$170,577	$171,739	$165,655
FA	58,624	58,729	60,867	60,256
HIM	19,406	18,157	19,978	19,451
GS	24,193	22,698	21,545	22,988
Total Revenues	$269,839	$270,161	$274,129	$268,350

Flex Revenues. The primary drivers of Flex revenues are the number of consultant hours worked, the consultant bill rate per hour and, to a limited extent, the amount of billable expenses incurred by Kforce.

Flex revenues for our largest segment, Tech, have been strong compared to the modest growth realized in the most recent economic recovery, which we believe is primarily a result of candidate skill sets that are in demand, our great people and our operating model as well as overall macro-economic and political uncertainties which make Flex staffing increasingly attractive. We believe that our operating model allows us to deliver our service offerings in a disciplined and consistent manner across all geographies and business lines resulting in an increase in Tech Flex revenues of 8.1% during the year ended December 31, 2012 as compared to 2011. This operating model includes our NRC, which we believe has been highly effective in increasing the quality and speed of delivery of services to our clients, particularly our Strategic Accounts. A report published by SIA during 2012 indicated technology staffing is expected to continue strong growth of approximately 8% for 2013 due in part to a shift by consumers of technology staffing services away from independent contractors and into temporary staffing primarily due to increased employment compliance risk. In addition to this shift of hiring to a temporary staffing model, SIA states notable skill shortages in certain technology skill sets are continuing, which we believe will result in strong future growth in our Tech segment. In order to capture this expected demand, the Firm increased its Tech staffing headcount 10.5% in the fourth quarter of 2012, which we believe will assist our field sales teams in capturing expected market demand. The NRC currently supports approximately 33% of our Tech revenue. The Firm anticipates continuing to selectively invest in the headcount necessary to capture this expected demand.

Our FA segment experienced an increase in Flex revenues of 9.0% during the year ended December 31, 2012 as compared to 2011, which was a deceleration from the increase of 17.2% during the year ended December 31, 2011 as compared to 2010. SIA released a report in the second half of 2012 predicting continued growth of 7% in the FA sector going into 2013. Consistent with Tech, we believe that the success of our FA segment has been partially enabled by our NRC, which has been particularly effective in meeting the demand of our Strategic Accounts. The NRC currently supports approximately 27% of our FA revenue. We expect to see continued growth in 2013 within our FA segment. In order to capture this expected demand, the Firm increased its FA staffing headcount 10.3% in the fourth quarter of 2012 and anticipates continuing to selectively invest in the headcount necessary to capture this demand.

Net service revenues for HIM experienced continued growth during the year as compared to 2011 as hospital census and spending continued to increase. HIM service revenues increased 12.1% during the year ended December 31, 2012 compared to 2011. On August 24, 2012, the DHHS published a required implementation date of October 1, 2014 for compliance with ICD-10, which we expect to contribute to the growth of HIM service revenues in 2013. We expect to see continued growth in 2013 within HIM driven primarily by requirements and deadlines related to ICD-10 conversion and electronic health records implementation.

Our GS segment experienced a decrease in net service revenues of 1.1% during the year ended December 31, 2012 as compared to 2011. We believe this decline was the result of the adverse effect of the unexpected significant delays in the start-up of already executed and funded projects, which we believe was due to acute shortages of acquisition and contracting personnel within certain Federal Government agencies, uncertainty of funding levels of various Federal Government programs and agencies and the increasingly uncertain macro-economic and political environment. Net service revenues for our GS segment increased sequentially in the three months ended September 30, 2012 and December 31, 2012 by 5.4% and 6.6%, respectively. We expect to see growth within our GS segment in 2013 as compared to 2012; however, we cannot predict the outcome of the widening federal deficits and past, current and future efforts to reduce federal spending, including through sequestration and whether these efforts will materially impact the budgets of federal agencies that are clients of our GS segment.

The following table details total Flex hours for each segment and percentage changes over the prior period for the years ended December 31:

(In thousands)	**2012**	**Increase (Decrease)**	2011	Increase (Decrease)	2010
Tech	**10,023**	**4.2%**	9,615	15.4%	8,333
FA	**6,352**	**10.8%**	5,731	13.8%	5,037
HIM	**1,138**	**7.3%**	1,061	24.2%	854
Total hours	**17,513**	**6.7%**	16,407	15.3%	14,224

The changes in billable expenses, which are included as a component of net services revenues, are primarily attributable to increases or decreases in project-based work. Flex billable expenses for each of our segments were as follows for the years ended December 31:

(In thousands)	**2012**	**Increase (Decrease)**	2011	Increase (Decrease)	2010
Tech	**$ 7,222**	**58.0%**	$ 4,571	10.8%	$ 4,126
FA	**527**	**(17.8)%**	641	71.4%	374
HIM	**6,381**	**7.2%**	5,955	(1.9)%	6,071
GS	**556**	**(34.7)%**	852	58.4%	538
Total billable expenses	**$14,686**	**22.2%**	$12,019	8.2%	$11,109

Search Fees. The primary drivers of Search fees are the number of placements and the average placement fee. Search fees also include conversion revenues (conversions occur when consultants initially assigned to a client on a temporary basis are later converted to a permanent placement). Our GS segment does not make permanent placements.

Search revenues increased 9.6% during the year ended December 31, 2012 as compared to 2011. We believe the increase over the prior year reflects clients who are continuing to selectively rebuild staff after significant reductions during the most recent economic recession. We expect to see an increase in Search revenues in 2013

Total placements for each segment were as follows for the years ended December 31:

	2012	**Increase (Decrease)**	2011	Increase (Decrease)	2010
Tech	**1,317**	**8.7%**	1,212	8.4%	1,118
FA	**2,044**	**2.1%**	2,001	9.9%	1,820
HIM	**40**	**(45.2)%**	73	25.9%	58
Total placements	**3,401**	**3.5%**	3,286	9.7%	2,996

The average fee per placement for each segment was as follows for the years ended December 31:

	2012	**Increase (Decrease)**	2011	Increase (Decrease)	2010
Tech	**$15,577**	**6.2%**	$14,665	0.3%	$14,615
FA	**13,051**	**3.5%**	12,605	7.3%	11,742
HIM	**12,029**	**65.6%**	7,264	(47.2)%	13,758
Total average placement fee	**$14,017**	**5.8%**	$13,244	3.0%	$12,853

Gross Profit. Gross profit on Flex billings is determined by deducting the direct cost of services (primarily flexible personnel payroll wages, payroll taxes, payroll-related insurance, and subcontractor costs) from net Flex service revenues. In addition, consistent with industry practices, gross profit dollars from Search fees are equal to revenues, because there are generally no direct costs associated with such revenues.

The following table presents, for each segment, the gross profit percentage (gross profit as a percentage of revenues) for the year as well as the increase or decrease over the preceding period, as follows:

	2012	**Increase (Decrease)**	2011	Increase (Decrease)	2010
Tech	**29.7%**	**1.4%**	29.3%	(1.3)%	29.7%
FA	**38.2%**	**2.1%**	37.4%	(1.1)%	37.8%
HIM	**35.5%**	**(0.3)%**	35.6%	3.5%	34.4%
GS	**31.4%**	**2.3%**	30.7%	(4.7)%	32.2%
Total gross profit percentage	**32.1%**	**1.6%**	31.6%	(1.3)%	32.0%

Kforce also monitors the gross profit percentage as a percentage of Flex revenues, which is referred to as the Flex gross profit percentage. This provides management with helpful insight into the other drivers of total gross profit percentage such as changes in volume evidenced by changes in hours billed for Flex and changes in the spread between bill rate and pay rate for Flex.

The increase in Search gross profit from 2011 to 2012 was $4.2 million, composed of a $1.6 million increase in volume and a $2.6 million increase in rate.

The following table presents, for each segment, the Flex gross profit percentage for the years ended December 31:

	2012	**Increase (Decrease)**	2011	Increase (Decrease)	2010
Tech	**27.5%**	**1.1%**	27.2%	(1.1)%	27.5%
FA	**30.4%**	**4.1%**	29.2%	(2.0)%	29.8%
HIM	**35.1%**	**0.0%**	35.1%	5.1%	33.4%
GS	**31.4%**	**2.3%**	30.7%	(4.7)%	32.2%
Total Flex gross profit percentage	**29.0%**	**1.8%**	28.5%	(1.4)%	28.9%

The increase in Flex gross profit from 2011 to 2012 was $26.0 million, composed of a $21.0 million increase in volume and a $5.0 million increase in rate.

The Flex gross profit percentage was positively impacted during the year ended December 31, 2012 by the improvement in the spread between the bill rates and pay rates. These increases were partially offset by higher statutory payroll taxes, particularly increases in unemployment taxes, as well as increases in billable expenses during the year ended December 31, 2012. Payroll taxes, particularly unemployment taxes, are highest in the first quarter of the year because employees have not yet earned sufficient wages to exceed the basis on which taxes are payable, have risen in recent years and may continue to rise and negatively impact Flex gross profit. In addition during 2012, we recorded the settlement of a sales, income and gross receipts tax audit by a state taxing authority in the amount of $1.5 million, which negatively impacted Flex gross profit. A continued focus for Kforce is to optimize the spread between bill rates and pay rates by providing our associates with tools, economic knowledge and defined programs to drive improvement in the effectiveness of our pricing strategy around the staffing services we provide. We believe this strategy will serve to balance the desire for optimal volume, rate, effort and duration of assignment, while ultimately maximizing the benefit for our clients, our consultants and Kforce. We anticipate that Flex gross profit margins will be flat to slightly expanding in 2013 as compared to 2012 based on expected improvements in bill and pay spread offsetting expected increases in statutory payroll costs.

Selling, General and Administrative ("SG&A") Expenses. For the years ended December 31, 2012, 2011 and 2010, total commissions, compensation, payroll taxes, and benefit costs as a percentage of SG&A represented 86.2%, 87.4% and 84.4%, respectively. Commissions and related payroll taxes and benefit costs are variable costs driven primarily by revenues and gross profit levels, and associate performance. Therefore, as gross profit levels change, these expenses are also generally anticipated to change but remain relatively consistent as a percentage of revenues.

The following table presents these components of SG&A along with an "other" caption, which includes bad debt expense, lease expense, professional fees, travel, telephone, computer and certain other expenses; as an absolute amount and as a percentage of total net service revenues for the years ended December 31:

(In thousands)	**2012**	**% of Revenues**	2011	% of Revenues	2010	% of Revenues
Compensation, commissions, payroll taxes and benefits costs	**$277,851**	**25.7%**	$239,457	23.8%	$211,878	23.9%
Other	**44,585**	**4.1**	34,615	3.5	39,278	4.4
Total SG&A	**$322,436**	**29.8%**	$274,072	27.3%	$251,156	28.3%

SG&A as a percentage of net service revenues increased 250 basis points in 2012 compared to 2011. This was primarily attributable to the following:

- Increase in compensation and benefits cost of 2.0% of net service revenues, which was primarily related to an increase in stock-based compensation expense and related payroll taxes for the acceleration of the vesting for substantially all of the outstanding and unvested RS, PARS and ALTI awards on March 31, 2012. This resulted in compensation expense of $31.3 million, including payroll taxes, being recorded during the three months ended March 31, 2012.
- Decrease in commission expense of 0.2% of net service revenues, which was primarily attributable to a decrease in the estimated annual effective commission rate due to certain changes made to our compensation plans. This decrease was partially offset by the increase in the average revenue responsible headcount during 2012 as compared to 2011.
- Increase in bad debt expense of 0.3% of net service revenues, which was primarily attributable to (i) an increased level of write-offs in the first half of 2012 as compared to 2011 and (ii) a reduction in the allowance for doubtful accounts during 2011 due to positive collection trends.
- Increase in professional fees of 0.2% of net service revenues as compared to 2011 due to an additional investment in compliance-related activities.

Goodwill Impairment. As discussed previously, our GS segment's operations have been adversely impacted by the unexpected significant delays in the start-up of already executed and funded projects which we believe are due to acute shortages of acquisition and contracting personnel within certain Federal Government agencies. In addition, the continued uncertainty of funding levels of various Federal Government programs and agencies with which GS operates and the increasingly uncertain macro-economic and political environment resulted in GS electing to forego bidding on certain opportunities in the second quarter of 2012 in order to focus efforts on contracts that we believed achieve the right balance between revenue and profitability and were with Federal Government agencies that were expected to be less impacted by Federal budget reductions and sequestration cuts. Accordingly, due to these factors, in mid-June 2012, we undertook an effort to revise our projected outlook for the remainder of 2012 and beyond taking into consideration the items above as well as increases in certain operating expenses necessary to support GS on a go-forward basis. Given this, Kforce believed that a triggering event occurred within our GS reporting unit during the quarter ended June 30, 2012. As a result, Kforce performed an interim goodwill impairment test for its GS reporting unit as of June 30, 2012, which resulted in Kforce recording an impairment charge of approximately $69.2 million ($65.3 million was recorded as an estimate in the second quarter of 2012 and $3.9 million was recorded as an adjustment to the estimate in the fourth quarter of 2012) and a related tax benefit of approximately $24.7 million during 2012.

Due to the lower than anticipated performance of our GS reporting unit in the third quarter of 2012 as well as a reduction in the forecast for the business as a result of a continued shift to a higher quality revenue stream, the widening federal deficits and potential increased risk of sequestration, Kforce believed that a triggering event had occurred for its GS reporting unit as of September 30, 2012. Thus, Kforce performed an interim goodwill impairment test for its GS reporting unit as of September 30, 2012. The results of the first step of the goodwill impairment test as of September 30, 2012 indicated that the fair value of the GS reporting unit exceeded its carrying value; therefore, the second step of the test to determine the implied fair value of goodwill for the GS reporting unit was not required.

Kforce performed its annual goodwill impairment analysis as of December 31, 2012, which resulted in the fair value of the GS reporting unit exceeding its carrying amount by 18.0%. A deterioration in the assumptions discussed in Note 6—"Goodwill and Intangible Assets" to the Consolidated Financial Statements, included in this Annual Report, could result in an additional impairment charge. In addition, we cannot predict the outcome of the widening federal deficits and past, current and future efforts to reduce federal spending, including through sequestration cuts that are currently scheduled to begin March 1, 2013, and whether these efforts will materially impact the budgets of federal agencies that are clients of our GS segment. Increasing risk surrounding federal deficits and sequestration, in addition to those considered in our 2012 assumptions, may indicate future impairment in the GS reporting unit, which could be material. As of December 31, 2012, goodwill allocated to the GS reporting unit was $33.5 million.

Depreciation and Amortization. The following table presents depreciation and amortization expense by major category for the years ended December 31, 2012, 2011 and 2010 as well as the increases (decreases) experienced during 2012 and 2011:

(In thousands)	**2012**	**Increase (Decrease)**	2011	Increase (Decrease)	2010
Fixed asset depreciation	**$ 3,706**	**(11.7)%**	$ 4,197	11.1%	$ 3,777
Capital lease asset depreciation	**1,662**	**2.0**	1,629	(8.5)	1,781
Capitalized software amortization	**4,514**	**(18.3)**	5,527	12.7	4,903
Intangible asset amortization	**907**	**(21.3)**	1,152	(45.9)	2,128
Total depreciation and amortization	**$10,789**	**(13.7)%**	$12,505	(0.7)%	$12,589

Fixed Asset Depreciation: The $0.4 million increase in 2011 is primarily related to the acquisition of Kforce's corporate headquarters in May 2010. The $0.5 million decrease in 2012 is primarily the result of certain assets becoming fully depreciated during 2012.

Capitalized Software Amortization: The $0.6 million increase in 2011 is primarily related to significant technology investments made by Kforce during 2011. The $1.0 million decrease in 2012 is related to software becoming fully amortized during the 2012.

Intangible Asset Amortization: The $1.0 million decrease in 2011 relates to certain intangibles assets acquired in the 2008 acquisition of dNovus becoming fully amortized.

Other Expense, Net. Other expense, net was $1.1 million in 2012, $1.3 million in 2011 and $1.2 million in 2010, and consists primarily of interest expense related to Kforce's Credit Facility.

Income Tax Expense (Benefit). For the year ending December 31, 2012, income tax benefit as a percentage of loss before income taxes (our "effective rate") was 35.7%. For the years ending December 31, 2011 and 2010, income tax expense as a percentage of income before income taxes was 36.3% and 36.4%, respectively. The income tax benefit for 2012 was primarily related to tax benefits of $24.7 million associated with the $69.2 million goodwill impairment charge taken in 2012.

Income from Discontinued Operations, Net of Income Taxes. Discontinued operations for each of the years ended December 31, 2012, 2011 and 2010 includes the consolidated income and expenses of KCR. During the three months ended March 31, 2012, Kforce completed the sale of KCR resulting in a pre-tax gain, including adjustments, of $36.4 million. Included in the determination of the pre-tax gain is approximately $5.5 million of goodwill and transaction expenses totaling approximately $2.2 million, which primarily included commissions, legal fees and transaction bonuses.

Income tax expense as a percentage of income from discontinued operations, before income taxes, for each of the three years ended December 31, 2012 was 44.6%, 39.5% and 40.3%, respectively. The increase in the effective income tax rate of discontinued operations during the year ended December 31, 2012 is primarily related to the non-deductible nature of the goodwill write-off of $5.5 million.

Adjusted EBITDA. Adjusted EBITDA, a non-GAAP financial measure, is defined by Kforce as net (loss) income before discontinued operations, goodwill impairment (pre-tax) charges, interest, income taxes, depreciation and amortization and acceleration and amortization of stock-based compensation expense. Adjusted EBITDA should not be considered a measure of financial performance under GAAP. Items excluded from Adjusted EBITDA are significant components in understanding and assessing our past and future financial performance, and this presentation should not be construed as an inference by us that our future results will be unaffected by those items excluded from Adjusted EBITDA. Adjusted EBITDA is a key measure used by management to evaluate its operations including its ability to generate cash flows and, consequently, management believes this is useful information to investors. The measure should not be considered in isolation or as an alternative to net income, cash flows or other financial statement information presented in the consolidated financial statements as indicators of financial performance or liquidity. The measure is not determined in accordance with GAAP and is thus susceptible to varying calculations. Also, Adjusted EBITDA, as presented, may not be comparable to similarly titled measures of other companies.

Some of the items that are excluded also impacted certain balance sheet assets, resulting in all or a portion of an asset being written off without a corresponding recovery of cash we may have previously spent with respect to the asset. In addition, although we excluded stock-based compensation expense (which we expect to continue to incur in the future) because it is a non-cash expense, the associated stock issued may result in an increase in our outstanding shares of stock, which may result in the dilution of our stockholder ownership interest. We encourage you to evaluate these items and the potential risks of excluding such items when analyzing our financial position.

The following table presents Adjusted EBITDA results and includes a reconciliation of Adjusted EBITDA to net income for the years ended December 31:

(In thousands, except per share amounts)	**2012**	**Per Share**	2011	Per Share	2010	Per Share
Net (loss) income	**$(13,703)**	**$(0.38)**	$27,156	$0.70	$20,634	$0.51
Income from discontinued operations, net of income taxes	**22,009**	**0.62**	8,100	0.21	8,638	0.21
(Loss) income from continuing operations	**$(35,712)**	**$(1.00)**	$19,056	$0.49	$11,996	$0.30
Goodwill impairment, pre-tax	**69,158**	**1.93**	—	—	—	—
Depreciation and amortization	**10,789**	**0.30**	12,505	0.32	12,589	0.31
Acceleration of RS and PARS	**22,158**	**0.62**	—	—	—	—
Amortization of RS and PARS	**3,530**	**0.10**	11,819	0.30	5,977	0.15
Interest expense and other	**994**	**0.03**	1,272	0.04	1,194	0.02
Income tax (benefit) expense	**(19,854)**	**(0.55)**	10,858	0.28	6,869	0.17
Earnings per share adjustment (1)	**—**	**(0.01)**	—	—	—	—
Adjusted EBITDA	**$ 51,063**	**$ 1.42**	$55,510	$1.43	$38,625	$0.95

(1) This earnings per share adjustment is necessary to properly reconcile net loss per share on a GAAP basis to Adjusted EBITDA per share.

LIQUIDITY AND CAPITAL RESOURCES

To meet our capital and liquidity requirements, we primarily rely on operating cash flow as well as borrowings under our existing Credit Facility. At December 31, 2012, Kforce had $72.7 million in working capital compared to $103.1 million in 2011. Kforce's current ratio (current assets divided by current liabilities) was 1.7 at the end of 2012 and 2.2 at the end of 2011. The decrease in working capital was primarily due to improved collections resulting in decreased accounts receivable in the fourth quarter of 2012.

Please see the accompanying Consolidated Statements of Cash Flows for each of the three years ended December 31, 2012 for a more detailed description of our cash flows. Kforce is principally focused on achieving the appropriate balance in the following areas of cash flow: (i) achieving positive cash flow from operating activities; (ii) reducing the outstanding balance of our Credit Facility; (iii) repurchasing our common stock; (iv) investing in our infrastructure to allow sustainable growth via capital expenditures; and (v) making strategic acquisitions.

We believe that existing cash and cash equivalents, cash flow from operations, and available borrowings under our Credit Facility will be adequate to meet the capital expenditure and working capital requirements of our operations for at least the next 12 months. However, significant deterioration in the economic environment or market conditions, among other things, could negatively impact operating results, cash flow, liquidity and the ability of our lenders to fund borrowings. There is no assurance that: (i) our lenders will be able to fund our borrowings or (ii) if operations were to deteriorate and additional financing were to become necessary, we would be able to obtain financing in amounts sufficient to meet operating requirements or at terms which are satisfactory and which would allow us to remain competitive.

Actual results could also differ materially from those indicated as a result of a number of factors, including the use of currently available resources for possible acquisitions and possible additional stock repurchases and dividends.

The following table presents a summary of our cash flows from operating, investing and financing activities, as follows:

	Years Ended December 31,		
(In thousands)	**2012**	2011	2010
Cash provided by (used in):			
Operating activities	**$ 55,978**	$ 31,240	$ 28,590
Investing activities	**52,405**	(10,090)	(35,768)
Financing activities	**(107,941)**	(21,266)	5,421
Net increase (decrease) in cash and cash equivalents	**$ 442**	$ (116)	$ (1,757)

Discontinued Operations

As was previously discussed, Kforce divested itself of KCR on March 31, 2012. The accompanying consolidated statements of cash flows have been presented on a combined basis (continuing operations and discontinued operations). Cash flows provided by discontinued operations for all prior periods, during the year ended December 31, 2012, were provided by operating activities and were not material to the capital resources of Kforce. In addition, the absence of cash flows from discontinued operations is not expected to have a significant effect on the future liquidity, financial position, or capital resources of Kforce.

Operating Activities

The significant variations in cash provided by operating activities and net income in 2012 are principally related to adjustments to net income for certain non-cash charges such as depreciation and amortization expense and stock-based compensation as well as the gain on the sale of discontinued operations and the goodwill impairment charge. These adjustments are more fully detailed in our Consolidated Statements of Cash Flows for the three years ended December 31, 2012. When comparing cash flows from operating activities for the years ended December 31, 2012, 2011 and 2010, the primary drivers of cash inflows and outflows are net trade receivables and accounts payable. During periods of growth, the business requires more working capital; therefore, operating cash flow fluctuations correspondingly occur. The significant increase in cash provided by operating activities in 2012 compared to 2011 is a result of growth in the business.

Investing Activities

Capital expenditures have been made over the years on Kforce's infrastructure to support the growth in our business. Capital expenditures during 2012, 2011 and 2010, which exclude equipment acquired under capital leases, were $5.8 million, $6.5 million and $37.7 million, respectively. During the year ended December 31, 2010, Kforce acquired its corporate headquarters for a total purchase price, including acquisition-related costs, of $28.9 million.

Effective March 31, 2012, Kforce sold all of the issued and outstanding stock of KCR for a purchase price of $50.0 million plus a $7.3 million post-closing working capital adjustment. Proceeds from the divestiture of KCR were $55.4 million, net of transaction costs, during the year ended December 31, 2012.

We expect to continue to selectively invest in our infrastructure in order to support the expected future growth in our business. Kforce believes it has sufficient cash and availability under its Credit Facility to make any expected necessary capital expenditures in the foreseeable future. In addition, we continually review our portfolio of businesses and their operations in comparison to our internal strategic and performance objectives. As part of this review, we may acquire other businesses and further invest in, fully divest and/or sell parts of our current businesses.

Financing Activities

During 2012, Kforce repurchased common stock totaled $44.4 million, which included open market repurchases of common stock of approximately $28.9 million and repurchases of common stock attributable to shares withheld for statutory minimum tax withholding requirements pertaining to the vesting of restricted stock awards of approximately $15.5 million. In 2011, repurchases of common stock were $59.6 million, which included open market repurchases of common stock of approximately $58.1 million and repurchases of common stock attributable to shares withheld for statutory minimum tax withholding requirements pertaining to the vesting of restricted stock awards of approximately $1.5 million. During 2010, there were no open market repurchases of common stock and approximately $3.6 million repurchases of common stock attributable to shares withheld for statutory minimum tax withholding requirements pertaining to the vesting of restricted stock awards and the exercise of SARs.

Additionally, during the fourth quarter of 2012, Kforce declared and paid a special cash dividend of $35.2 million, or $1.00 per share.

Credit Facility

The maximum borrowings available to Kforce under the Credit Facility are limited to: (a) a revolving credit facility of up to $100 million (the "Revolving Loan Amount") and (b) a $15 million sub-limit included in the Credit Facility for letters of credit.

Borrowing availability under the Credit Facility is limited to the remainder of: (a) the lesser of (i) $100.0 million minus the four week average aggregate weekly payroll of employees assigned to work for customers, or (ii) 85% of the net amount of eligible accounts receivable, plus 80% of the net amount of eligible unbilled accounts receivable, plus 80% of the net amount of eligible employee placement accounts, minus certain minimum availability reserves, and in either case; minus (b) the aggregate outstanding amount under the Credit Facility. Outstanding borrowings under the Revolving Loan Amount bear interest at a rate of: (a) LIBOR plus an applicable margin based on various factors; or (b) the higher of: (i) the prime rate, (ii) the federal funds rate plus 0.50% or (iii) LIBOR plus 1.00%. Fluctuations in the ratio of unbilled to billed receivables could result in material changes to availability from time to time. Letters of credit issued under the Credit Facility require Kforce to pay a fronting fee equal to 0.125% of the amount of each letter of credit issued, plus a per annum fee equal to the applicable margin for LIBOR loans based on the total letters of credit outstanding. To the extent that Kforce has unused availability under the Credit Facility, an unused line fee is required to be paid equal to the applicable margin times the amount by which the maximum revolver amount exceeded the sum of the average daily outstanding amount of the revolving loans and the average daily undrawn face amount of outstanding letters of credit during the immediately preceding month. Borrowings under the Credit Facility are secured by substantially all of the assets of Kforce and its subsidiaries, excluding the real estate located at Kforce's corporate headquarters in Tampa, Florida. Under the Credit Facility, Kforce is subject to certain affirmative and negative covenants including (but not limited to) the maintenance of a fixed charge coverage ratio if the Firm's availability under the Credit Facility is less than the greater of 10% of the aggregate amount of the commitment of all of the lenders under the Credit Facility and $11.0 million. As of December 31, 2012, Kforce had availability under the Credit Facility in excess of the minimum requirement; therefore, the minimum fixed charge coverage ratio of 1.00 to 1.00 was not applicable. Kforce believes that it will be able to maintain the minimum availability requirement; however, in the event that Kforce is unable to do so, Kforce could fail the fixed charge coverage ratio covenant, which would constitute an event of default. The Credit Facility expires September 20, 2016.

As of December 31, 2012, $21.0 million was outstanding and $64.4 million was available under the Credit Facility. During the three months ended December 31, 2012, maximum outstanding borrowings under the Credit Facility were $21.0 million. As of February 18, 2013, $31.0 million was outstanding and $56.0 million was available under the Credit Facility.

Off-Balance Sheet Arrangements

Kforce provides letters of credit to certain vendors in lieu of cash deposits. At December 31, 2012, Kforce had letters of credit outstanding for workers' compensation and other insurance coverage totaling $3.4 million and for facility lease deposits totaling $0.3 million. Aside from certain obligations more fully described in the Contractual Obligations and Commitments section below, we do not have any additional off-balance sheet arrangements that have had, or are expected to have, a material effect on our Consolidated Financial Statements.

Stock Repurchases

As of December 31, 2011, $84.2 million of the Board-authorized $150.0 million common stock repurchase program remained available for future repurchases. During the year ended December 31, 2012, Kforce repurchased approximately 3.4 million shares of common stock attributable to open market repurchases and shares withheld for statutory minimum tax withholding requirements pertaining to the vesting of restricted stock awards at a total cost of approximately $44.4 million. As of December 31, 2012, $39.9 million remains available for future repurchases. On February 1, 2013, our Board of Directors approved an increase to the existing authorization for repurchases of common stock by $50.0 million (exclusive of any previously unused authorizations). As a result, $89.9 million remains available for future repurchases as of February 1, 2013.

On December 31, 2012, Kforce entered into a corporate stock repurchase plan (the "Plan"), which allows Kforce to repurchase outstanding common stock under a share repurchase program authorized by Kforce's Board of Directors. The Plan is in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, is effective from January 1, 2013 through February 7, 2013 and is subject to certain price, market, volume and timing constraints specified in the Plan.

Contractual Obligations and Commitments

The following table presents our expected future contractual obligations as of December 31, 2012:

	Payments due by period				
(In thousands)	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Operating lease obligations	$ 9,768	$ 5,102	$ 4,436	$ 230	$ —
Capital lease obligations	2,692	1,378	1,155	159	—
Credit Facility (a)	21,000	—	—	21,000	—
Interest payable—Credit Facility (b)	1,181	315	630	236	—
Purchase obligations	14,629	7,479	6,740	410	—
Liability for unrecognized tax positions (c)	—	—	—	—	—
Deferred compensation plan liability (d)	20,814	1,741	1,081	1,037	16,955
Other (e)	—	—	—	—	—
Supplemental executive retirement plan (f)	43,591	10,682	—	—	32,909
Supplement executive retirement health plan (f)	11,299	20	98	108	11,073
Foreign defined benefit pension plan (g)	40,724	—	383	17	40,324
Total	$165,698	$26,717	$14,523	$23,197	$101,261

(a) The Credit Facility expires in September 2016.

(b) Kforce's weighted average interest rate as of December 31, 2012 was 1.50%, which was utilized to forecast the expected future interest rate payments. These payments are inherently uncertain due to interest rate and outstanding borrowings fluctuations that will occur over the remaining term of the Credit Facility.

(c) Kforce's liability for unrecognized tax positions as of December 31, 2012 was $0.1 million. This balance has been excluded from the table above due to the significant uncertainty with respect to expected settlements.

(d) Kforce has a non-qualified deferred compensation plan pursuant to which eligible highly-compensated key employees may elect to defer part of their compensation to later years. These amounts, which are classified as other accrued liabilities and other long-term liabilities, respectively, are payable based upon the elections of the plan participants (e.g. retirement, termination of employment, change-in-control). Amounts payable upon the retirement or termination of employment may become payable during the next five years if covered employees schedule a distribution, retire or terminate during that time.

(e) Kforce provides letters of credit to certain vendors in lieu of cash deposits. Kforce currently has letters of credit totaling $3.7 million outstanding as security for workers' compensation and property insurance policies as well as facility lease deposits. Kforce maintains a sub-limit for letters of credit of $15 million under its Credit Facility.

(f) There is no funding requirement associated with the SERP or the SERHP. Kforce does not currently anticipate funding the SERP or SERHP during 2012. Kforce has included the total undiscounted projected benefit payments, as determined at December 31, 2012, in the table above. During October 2012, the Firm announced the prospective retirement of a participant in the SERP and SERHP, which is expected to be June 1, 2013. As a result, the Firm is expecting to pay out a lump sum related to the SERP in December 2013. Additionally, the Firm will begin to incur medical related costs and expenses during the year ended December 31, 2013 as it relates to the SERHP. See Note 12—"Employee Benefit Plans" to the Consolidated Financial Statements for more detail.

(g) Kforce has included the total undiscounted projected benefit payments, as determined at December 31, 2012 in the table above. There is no funding requirement associated with this plan.

Kforce has no material unrecorded commitments, losses, contingencies or guarantees associated with any related parties or unconsolidated entities.

Income Tax Audits

Kforce is periodically subject to U.S. Internal Revenue Service audits as well as state and other local income tax audits for various tax years. During 2011, the Internal Revenue Service ("IRS") commenced an examination of the Company's 2009 U.S. income tax return. No material liabilities are expected to result from the ongoing examination. Although Kforce has not experienced any material liabilities in the past due to income tax audits, Kforce can make no assurances concerning future tax audits.

Registration Statement on Form S-3

On April 27, 2012, Kforce filed a Registration Statement on Form S-3 that allows the issuance of up to $250 million of common stock and other equity, debt and financial instruments for general corporate purposes which may include capital expenditures, the repayment or refinancing of debt, investments in our subsidiaries, working capital, or the financing of possible acquisitions or business opportunities. Such filings are referred to as "Shelf Registrations." No issuance of securities has been made under this registration statement as of December 31, 2012. There is no assurance that the existence of the Shelf Registration will assist Kforce in registering its securities in connection with future efforts to raise capital or for other purposes. The Shelf Registration will expire in April of 2015, and we expect to file a new Shelf Registration prior to its expiration.

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Kforce is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) of the Exchange Act. Kforce's internal control system was designed to provide reasonable assurance to Kforce's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Under the supervision and with the participation of the CEO and the CFO, Kforce's management assessed the effectiveness of Kforce's internal control over financial reporting as of December 31, 2012. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on our assessment we believe that, as of December 31, 2012, Kforce's internal control over financial reporting is effective based on those criteria.

Kforce's independent registered public accounting firm, Deloitte & Touche LLP, has issued an audit report on our internal control over financial reporting. This report follows.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Kforce Inc.
Tampa, FL

We have audited the accompanying consolidated balance sheets of Kforce Inc. and subsidiaries ("Kforce") as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. We also have audited Kforce's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Kforce's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on Kforce's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kforce Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, Kforce maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Deloitte & Touche LLP

Certified Public Accountants

Tampa, Florida
February 22, 2013

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(In thousands except per share amounts)

Years Ended December 31,	**2012**	2011	2010
Net service revenues	**$1,082,479**	$1,004,747	$886,657
Direct costs of services	**734,546**	687,000	602,811
Gross profit	**347,933**	317,747	283,846
Selling, general and administrative expenses	**322,436**	274,072	251,156
Goodwill impairment	**69,158**	—	—
Depreciation and amortization	**10,789**	12,505	12,589
(Loss) income from operations	**(54,450)**	31,170	20,101
Other expense:			
Interest expense	**1,009**	1,196	1,214
Other expense	**107**	60	22
(Loss) income from continuing operations, before income taxes	**(55,566)**	29,914	18,865
Income tax (benefit) expense	**(19,854)**	10,858	6,869
(Loss) income from continuing operations	**(35,712)**	19,056	11,996
Income from discontinued operations, net of income taxes	**22,009**	81,000	8,638
Net (loss) income	**(13,703)**	27,156	20,634
Other comprehensive income (loss):			
Pension and postretirement plans adjustments, net of tax	**1,337**	(2,570)	(267)
Comprehensive (loss) income	**$ (12,366)**	$ 24,586	$ 20,367
Earnings (loss) per share—basic			
From continuing operations	**$(1.00)**	$0.50	$0.30
From discontinued operations	**$ 0.62**	$0.22	$0.22
Earnings (loss) per share—basic	**$(0.38)**	$0.72	$0.52
Earnings (loss) per share—diluted			
From continuing operations	**$(1.00)**	$0.49	$0.30
From discontinued operations	**$ 0.62**	$0.21	$0.21
Earnings (loss) per share—diluted	**$(0.38)**	$0.70	$0.51
Weighted average shares outstanding—basic	**35,791**	37,835	39,480
Weighted average shares outstanding—diluted	**35,791**	38,831	40,503
Cash dividends declared per share	**$1.00**	$ —	$ —

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In thousands)

December 31,	**2012**	2011
ASSETS		
Current Assets:		
Cash and cash equivalents	**$ 1,381**	$ 939
Trade receivables, net of allowances of $2,153 and $2,457, respectively	**151,570**	174,764
Income tax refund receivable	**1,750**	250
Deferred tax assets, net	**9,494**	4,694
Prepaid expenses and other current assets	**7,364**	5,592
Total current assets	**171,559**	186,239
Fixed assets, net	**34,883**	36,124
Other assets, net	**28,038**	32,554
Deferred tax assets, net	**21,523**	10,042
Intangible assets, net	**5,736**	6,635
Goodwill	**63,410**	138,078
Total assets	**$ 325,149**	$ 409,672
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable and other accrued liabilities	**$ 36,205**	$ 26,314
Accrued payroll costs	**50,063**	55,151
Other current liabilities	**11,564**	1,463
Income taxes payable	**1,042**	236
Total current liabilities	**98,874**	83,164
Long-term debt—credit facility	**21,000**	49,526
Long-term debt—other	**1,144**	1,609
Other long-term liabilities	**34,285**	42,258
Total liabilities	**155,303**	176,557
Commitments and contingencies (see Note 15)		
Stockholders' Equity:		
Preferred stock, $0.01 par; 15,000 shares authorized, none issued and outstanding	**—**	—
Common stock, $0.01 par; 250,000 shares authorized, 68,531 and 66,566 issued, respectively	**685**	686
Additional paid-in capital	**400,688**	372,212
Accumulated other comprehensive loss	**(2,713)**	(4,050)
Retained earnings	**40,203**	89,135
Treasury stock, at cost; 33,980 and 30,644 shares, respectively	**(269,017)**	(224,868)
Total stockholders' equity	**169,846**	233,115
Total liabilities and stockholders' equity	**$ 325,149**	$ 409,672

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands)

Years Ended December 31,	**2012**	2011	2010
Common stock—shares:			
Shares at beginning of period	**68,566**	66,542	63,281
Exercise of stock options and stock appreciation rights	**70**	420	1,212
Issuance of restricted stock, net of forfeitures	**(105)**	1,604	2,049
Shares at end of period	**68,531**	68,566	66,542
Common stock—par value:			
Balance at beginning of period	**$ 686**	$ 665	$ 633
Exercise of stock options and stock appreciation rights	**—**	5	12
Issuance of restricted stock, net of forfeitures	**(1)**	16	20
Balance at end of period	**$ 685**	$ 686	$ 665
Additional paid-in capital:			
Balance at beginning of period	**$ 372,212**	$ 355,869	$ 338,890
Exercise of stock options and stock appreciation rights	**736**	2,854	8,626
Income tax benefit from stock-based compensation	**1,201**	1,216	2,337
Stock-based compensation expense	**26,243**	11,976	6,036
Employee stock purchase plan	**260**	313	—
Issuance of restricted stock, net of forfeitures	**36**	(16)	(20)
Balance at end of period	**$ 400,688**	$ 372,212	$ 355,869
Accumulated other comprehensive (loss) income:			
Balance at beginning of period	**$ (4,050)**	$ (1,480)	$ (1,213)
Pension and postretirement plans adjustments, net of tax of $854, $1,532 and $170, respectively	**1,337**	(2,570)	(267)
Balance at end of period	**$ (2,713)**	$ (4,050)	$ (1,480)
Retained earnings:			
Balance at beginning of period	**$ 89,135**	$ 61,979	$ 41,345
Net (loss) income	**$ (13,703)**	$ 27,156	$ 20,634
Dividend ($1.00 per share)	**(35,229)**	—	—
Balance at end of period	**$ 40,203**	$ 89,135	$ 61,979
Treasury stock—shares:			
Shares at beginning of period	**30,644**	24,823	24,176
Repurchases of common stock	**3,376**	5,746	227
Shares tendered in payment of the exercise price of stock options	**11**	131	420
Employee stock purchase plan	**(51)**	(56)	—
Shares at end of period	**33,980**	30,644	24,823
Treasury stock—cost:			
Balance at beginning of period	**$(224,868)**	$(163,216)	$(152,930)
Repurchases of common stock	**(44,375)**	(59,643)	(3,581)
Shares tendered in payment of the exercise price of stock options	**(161)**	(2,401)	(6,705)
Employee stock purchase plan	**387**	392	—
Balance at end of period	**$(269,017)**	$(224,868)	$(163,216)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

Years Ended December 31,	**2012**	2011	2010
Cash flows from operating activities:			
Net (loss) income	**$ (13,703)**	$ 27,156	$ 20,634
Adjustments to reconcile net (loss) income to cash provided by (used in) operating activities:			
Gain on sale of discontinued operations	**(36,418)**	—	—
Goodwill impairment and intangible asset impairment	**69,158**	—	—
Deferred income tax provision, net	**(17,136)**	653	2,534
Provision for (recovery of) bad debts on accounts receivable and other accounts receivable reserves	**1,860**	(925)	(2,996)
Depreciation and amortization	**10,862**	12,694	12,611
Stock-based compensation	**25,740**	11,976	6,036
Pension and postretirement benefit plans expense	**4,505**	4,369	4,025
Amortization of deferred financing costs	**92**	139	151
Tax benefit attributable to stock-based compensation	**1,201**	1,216	2,337
Excess tax benefit attributable to stock-based compensation	**(1,130)**	(878)	(1,519)
Deferred compensation liability increase (decrease), net	**2,111**	(634)	2,431
Loss (gain) on cash surrender value of Company-owned life insurance	**(1,797)**	1,733	(1,246)
Other	**55**	251	282
(Increase) decrease in operating assets, net of acquisitions:			
Trade receivables, net	**4,298**	(25,332)	(22,366)
Income tax refund receivable	**(1,500)**	5,425	(5,429)
Prepaid expenses and other current assets	**(2,246)**	(380)	(199)
Other assets, net	**244**	75	(155)
Increase (decrease) in operating liabilities, net of acquisitions:			
Accounts payable and other current liabilities	**10,913**	(4,576)	5,688
Accrued payroll costs	**(241)**	1,395	3,771
Income taxes payable	**807**	(15)	(30)
Other long-term liabilities	**(1,697)**	(3,102)	2,030
Cash provided by operating activities	**55,978**	31,240	28,590
Cash flows from investing activities:			
Capital expenditures	**(5,846)**	(6,495)	(37,747)
Proceeds from disposition of business, net of cash	**55,446**	—	—
Proceeds from borrowings against cash surrender value of Company-owned life insurance policies	**—**	—	4,959
Proceeds from the sale of assets held within the Rabbi Trust	**4,259**	—	—
Premiums paid for Company-owned life insurance policies, net	**(1,460)**	(3,440)	(3,331)
Other	**6**	(155)	351
Cash provided by (used in) investing activities	**52,405**	(10,090)	(35,768)
Cash flows from financing activities:			
Proceeds from bank line of credit	**241,973**	488,468	448,490
Payments on bank line of credit	**(270,499)**	(449,767)	(440.665)
Payments of capital expenditure financing	**(1,802)**	(1,497)	(1,752)
Payments of deferred loan financing costs	**—**	(450)	—
Short-term vendor financing	**253**	287	(523)
Proceeds from exercise of stock options, net of shares tendered in payment of the exercise price of stock options	**575**	458	1,933
Excess tax benefit from stock-based compensation	**1,130**	878	1,519
Repurchases of common stock	**(44,375)**	(59,643)	(3,581)
Cash dividend	**(35,196)**	—	—
Cash (used in) provided by financing activities	**(107,941)**	(21,266)	5,421
Change in cash and cash equivalents	**442**	(116)	(1,757)
Cash and cash equivalents at beginning of year	**939**	1,055	2,812
Cash and cash equivalents at end of year	**$ 1,381**	$ 939	$ 1,055

The accompanying notes are an integral part of these consolidated financial statements.

(In thousands, except per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations

Kforce Inc. and subsidiaries (collectively, "Kforce") provide professional staffing services and solutions to customers in the following segments: Technology ("Tech"), Finance and Accounting ("FA"), Health Information Management ("HIM") and Government Solutions ("GS"). Kforce provides flexible staffing services and solutions on both a temporary and full-time basis. Kforce operates through its corporate headquarters in Tampa, Florida and 62 field offices located throughout the United States (the "U.S."). Additionally, one of our subsidiaries, Kforce Global Solutions, Inc. ("Global"), provides information technology outsourcing services internationally through an office in Manila, Philippines. Our international operations comprised approximately 2% of net service revenues for each of the three years ended December 31, 2012 and are included in our Tech segment.

Kforce serves clients from the Fortune 1000, the Federal Government, state and local governments, local and regional companies and small to mid-sized companies.

Basis of Presentation

The consolidated financial statements of Kforce have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and the rules of the Securities and Exchange Commission ("SEC").

Principles of Consolidation

The consolidated financial statements include the accounts of Kforce Inc. and its wholly-owned subsidiaries. References in this document to "Kforce," "the Company," "we," "our" or "us" refer to Kforce Inc. and its subsidiaries, except where the context indicates otherwise. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most important of these estimates and assumptions relate to the following: accounting for goodwill and identifiable intangible assets and any related impairment; stock-based compensation; obligations for pension and postretirement benefit plans; self-insured liabilities for workers' compensation and health insurance; allowance for doubtful accounts, fallouts and other accounts receivable reserves and accounting for income taxes. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Cash and Cash Equivalents

Kforce classifies all highly liquid investments with an original initial maturity of three months or less as cash equivalents. Cash and cash equivalents consist of cash on hand with banks, either in commercial accounts, or overnight interest-bearing money market accounts and at times may exceed federally insured limits. Cash and cash equivalents are stated at cost, which approximates fair value due to the short duration of their maturities.

Accounts Receivable Reserves

Kforce establishes its reserves for expected credit losses, fallouts, early payment discounts and revenue adjustments based on past experience and estimates of potential future activity. Specific to our allowance for doubtful accounts, which comprises a majority of our accounts receivable reserves, Kforce performs an ongoing analysis of factors including recent write-off and delinquency trends, a specific analysis of significant receivable balances that are past due, the concentration of accounts receivable among clients and higher-risk sectors, and the current state of the U.S. economy. Trade receivables are written off by Kforce after all reasonable collection efforts have been exhausted.

Accounts receivable reserves as a percentage of gross accounts receivable was 1.4% as of both December 31, 2012 and December 31, 2011, respectively.

Revenue Recognition

We earn revenues from two primary sources: Flexible billings and Search fees. Flexible billings are recognized as the services are provided by Kforce's temporary employees, who are Kforce's legal employees while they are working on assignments. Kforce pays all related costs of such employment, including workers' compensation insurance, state and federal unemployment taxes, social security and certain fringe benefits. Search fees are recognized by Kforce when employment candidates accept offers of permanent employment and are scheduled to commence employment within 30 days. Kforce records revenues net of an estimated reserve for "fallouts," which is based on Kforce's historical fallout experience. Fallouts occur when a candidate does not remain employed with the client through the contingency period, which is typically 90 days or less.

Net service revenues represent services rendered to customers less credits, discounts, rebates and allowances. Revenues include reimbursements of travel and out-of-pocket expenses ("billable expenses") with equivalent amounts of expense recorded in direct costs of services.

Our GS segment generates its revenues under contracts that are, in general, greater in duration than our other segments and which can often span several years, inclusive of renewal periods. In addition, our GS generates substantially all of its revenues under time-and-materials (which account for the majority of this segment's contracts), fixed-price and cost-plus arrangements. Our GS segment does not generate any Search fees. Except as provided below, Kforce considers amounts to be earned once evidence of an arrangement has been obtained, services are delivered, fees are fixed or determinable, and collectability is reasonably assured.

- Revenues for time-and-materials contracts, which accounts for approximately 68.5% of this segment's revenue, are recorded based on contractually established billing rates at the time services are provided.

- Revenues on fixed-price contracts are recognized on the basis of the estimated percentage-of-completion. Approximately 18.8% of this segment's revenues are recognized under this method. Progress towards completion is typically measured based on costs incurred as a proportion of estimated total costs or other measures of progress when applicable. Profit in a given period is reported at the expected profit margin to be achieved on the overall contract.
- Revenue on cost-plus arrangements is recognized based on allowable costs incurred plus an estimate of the applicable fees earned. Approximately 12.7% of this segment's revenues are recognized under these arrangements.

Direct Costs of Services

Direct costs of services are composed primarily of payroll wages, payroll taxes, payroll-related insurance for Kforce's flexible employees, and subcontractor costs. Direct costs of permanent placement services primarily consist of reimbursable expenses. Direct costs of services exclude depreciation and amortization expense, which is presented on a separate line in the accompanying consolidated statements of operations and comprehensive income (loss).

Income Taxes

Kforce accounts for income taxes using the asset and liability approach to the recognition of deferred tax assets and liabilities for the expected future tax consequences of differences between the financial statement carrying amounts and the tax basis of assets and liabilities. Unless it is "more likely than not" that a deferred tax asset can be utilized to offset future taxes, a valuation allowance is recorded against that asset. The tax benefits of deductions attributable to employees' disqualifying dispositions of shares obtained from incentive stock options, exercises of non-qualified stock options, and vesting of restricted stock are reflected as increases in additional paid-in capital.

Kforce evaluates tax positions that have been taken or are expected to be taken in its tax returns, and records a liability for uncertain tax positions. Kforce uses a two-step approach to recognize and measure uncertain tax positions. First, tax positions are recognized if the weight of available evidence indicates that it is more likely than not that the position will be sustained upon examination, including resolution of related appeals or litigation processes, if any. Second, tax positions are measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement. Kforce recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes in the accompanying consolidated financial statements.

Fair Value Measurements

Kforce uses the framework established by the Financial Accounting Standards Board ("FASB") for measuring fair value and disclosures about fair value measurements. Kforce uses fair value measurements in areas that include, but are not limited to: the impairment testing of goodwill and long-lived assets; share-based compensation arrangements; valuing the investment in bond mutual funds within the Kforce's deferred compensation plan and capital lease obligations. The carrying values of cash and cash equivalents, accounts receivable, accounts payable, and other current assets and liabilities approximate fair value because of the short-term nature of these instruments. The carrying value of our debt approximates fair value due to the variable nature of the interest rates under Kforce's credit facility resulting from the Third Amended and Restated Credit Agreement that it entered into on September 20, 2011 with a syndicate led by Bank of America, N.A., and as was amended on March 30, 2012 (the "Credit Facility"). Using available market information and appropriate valuation methodologies, Kforce has determined the estimated fair value measurements; however, considerable judgment is required in interpreting data to develop the estimates of fair value.

Fixed Assets

Fixed assets are carried at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The cost of leasehold improvements is amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the related leases, which generally range from three to five years.

Goodwill and Other Intangible Assets

Goodwill

Kforce performs a goodwill impairment analysis, using the two-step method, on an annual basis and whenever events or changes in circumstances indicate that the carrying value may not be recoverable unless it is determined based upon a review of the qualitative factors of a reporting unit it is more likely than not that the fair value of a reporting unit was less than its carrying amount, including goodwill. Under the two-step method, the recoverability of goodwill is measured at the reporting unit level, which Kforce has determined to be consistent with its operating segments; by comparing the reporting unit's carrying amount, including goodwill, to the fair market value of the reporting unit. Kforce determines the fair market value of its reporting units based on a weighting of the present value of projected future cash flows (the "income approach") and the use of comparative market approach under both the guideline company method and guideline transaction method (the "market approach"). Fair market value using the income approach is based on Kforce's estimated future cash flows on a discounted basis. The market approach compares each of Kforce's reporting units to other comparable companies based on valuation multiples derived from operational and transactional data to arrive at a fair value. Factors requiring significant judgment include, among others, the determination of comparable companies, assumptions related to forecasted operating results, discount rates, long-term growth rates, and market multiples. Changes in economic or operating conditions that occur after the annual impairment analysis and which impact these assumptions, may result in a future goodwill impairment charge, which could be material to Kforce's consolidated financial statements.

As is more fully described in Note 6—"Goodwill and Other Intangible Assets," Kforce completed its annual goodwill impairment test as of December 31, 2012 resulting in no impairment charges for any of Kforce's reporting units. Kforce recorded a goodwill impairment charges totaling $69.2 million during the year ended December 31, 2012 resulting from the interim impairment test performed as of June 30, 2012. No impairment charges were recorded during the years ended December 31, 2011 or 2010.

Other Intangible Assets
Identifiable intangible assets arising from certain of Kforce's acquisitions include non-compete and employment agreements, contractual relationships, customer contracts, trademarks and trade names. For definite-lived intangible assets, Kforce has determined that the straight-line method is an appropriate methodology to allocate the cost over the period of expected benefit, which ranges from one to 15 years.

The impairment evaluation for indefinite-lived intangible assets, which for Kforce consist of trademarks and trade names, is conducted on an annual basis or more frequently if events or changes in circumstances indicate that an asset may be impaired. No impairment charge was recorded for the three years ended December 31, 2012.

Impairment of Long-Lived Assets
Kforce reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of long-lived assets is measured by a comparison of the carrying amount of the asset group to the future undiscounted net cash flows expected to be generated by those assets. If such assets are considered to be impaired, the impairment charge recognized is the amount by which the carrying amounts of the assets exceed the fair value of the assets. Other than the impairment charges discussed in the preceding section, there were no other impairment charges recorded during the three years ended December 31, 2012.

Capitalized Software
Kforce purchases, develops, and implements new computer software to enhance the performance of our Company-wide technology infrastructure. Direct internal costs, such as payroll and payroll-related costs, and external costs incurred during the development stage of each project, are capitalized and classified as capitalized software. Kforce capitalized development-stage implementation costs of $1,718, $2,876 and $4,504 during the years ended December 31, 2012, 2011 and 2010, respectively. Capitalized software development costs are classified as other assets, net in the accompanying consolidated balance sheets and are being amortized over the estimated useful lives of the software, which range from one to five years, using the straight-line method.

Commissions
Our associates make placements and earn commissions as a percentage of actual revenues (for Search revenue) or gross profit (for Flex revenue) pursuant to a calendar-year-basis commission plan. The amount of commissions paid as a percentage of revenues or gross profit increases as volume increases. Kforce accrues commissions for actual revenues or gross profit at a percentage equal to the percent of total expected commissions payable to total revenues or gross profit for the year, as applicable.

Stock-Based Compensation
Kforce accounts for stock-based compensation by measuring the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. Due to the types of equity instruments issued by Kforce over the last several years, that cost is usually recognized over a derived service period, net of estimated forfeitures. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. For awards settled in cash, we measure compensation expense based on the fair value of the award at each reporting date, net of estimated forfeitures. For awards issued with performance conditions, Kforce recognizes compensation expense for only the portion of the award that is expected to vest, rather than record forfeitures when they occur. If the actual number of forfeitures differs from those estimated, additional adjustments to compensation expense may be required in future periods. Total compensation expense recognized during the years ended December 31, 2012, 2011 and 2010 was $26,243, $11,976 and $7,599, respectively. The related tax benefit for the three years ended December 31, 2012 was $10,241, $4,696 and $2,989, respectively.

Workers' Compensation
Kforce retains the economic burden for the first $250 per occurrence in workers' compensation claims except: (i) in states that require participation in state-operated insurance funds and (ii) for its GS segment which is fully insured for workers' compensation claims. Workers' compensation includes ongoing health care and indemnity coverage for claims and may be paid over numerous years following the date of injury. Workers' compensation expense includes insurance premiums paid, claims administration fees charged by Kforce's workers' compensation administrator, premiums paid to state-operated insurance funds and an estimate for Kforce's liability for Incurred but Not Reported ("IBNR") claims and for the ongoing development of existing claims.

Kforce estimates its workers' compensation liability based upon historical claims experience, actuarially determined loss development factors, and qualitative considerations such as claims management activities.

Taxes Assessed by Governmental Agencies—Revenue Producing Transactions
Kforce collects sales tax for various taxing authorities and it is our policy to record these amounts on a net basis; thus, sales tax amounts are not included in net service revenues.

Health Insurance
Except for certain fully insured health insurance lines of coverage, Kforce retains liability of up to $270 annually for each health insurance plan participant. For its partially self-insured lines of coverage, health insurance costs are accrued using estimates to approximate the liability for reported claims and IBNR claims, which are primarily based upon an evaluation of historical claims experience, actuarially-determined completion factors and a qualitative review of our health insurance exposure including the extent of outstanding claims and expected changes in health insurance costs.

Accounting for Postretirement Benefits
Kforce recognizes the overfunded or underfunded status of its defined benefit postretirement plans as an asset or liability in its consolidated balance sheets and recognizes changes in that funded status in the year in which the changes occur through other comprehensive income (loss). Kforce also measures the funded

status of the defined benefit postretirement plans as of the date of its fiscal year-end, with limited exceptions.

Amortization of a net unrecognized gain or loss in accumulated other comprehensive income (loss) is included as a component of net periodic benefit cost and net periodic postretirement benefit cost if, as of the beginning of the year, that net gain or loss exceeds 10% of the greater of the projected benefit obligation or accumulated postretirement benefit obligation. If amortization is required, the minimum amortization shall be that excess divided by the average remaining service period of active plan participants.

Earnings per Share

Basic earnings (loss) per share is computed as earnings (loss) divided by the weighted average number of common shares outstanding during the period. Basic weighted average shares outstanding excludes unvested shares of restricted stock ("RS") and performance-accelerated restricted stock ("PARS"). Diluted earnings (loss) per common share is computed by dividing the earnings (loss) attributable to common shareholders for the period by the weighted average number of common shares outstanding during the period plus the dilutive effect of stock options and other potentially dilutive securities such as unvested shares of RS using the treasury stock method, except where the effect of including potential common shares would be anti-dilutive. Weighted average shares outstanding for purposes of computing diluted earnings per common share excludes contingently issuable unvested PARS unless the performance condition has been achieved as of the end of the applicable reporting period.

The following table sets forth the computation of basic and diluted earnings (loss) per share for the three years ended December 31, 2012:

	2012	2011	2010
Numerator:			
(Loss) income from continuing operations	**$(35,712)**	$19,056	$11,996
Income from discontinued operations, net of tax	**22,009**	8,100	8,638
Net (loss) income	**$(13,703)**	$27,156	$20,634
Denominator:			
Weighted average shares outstanding—basic	**35,791**	37,835	39,480
Common stock equivalents	**—**	996	1,023
Weighted average shares outstanding—diluted	**35,791**	38,831	40,503
(Loss) earnings per share—basic:			
From continuing operations	**$(1.00)**	$0.50	$0.30
From discontinued operations	**0.62**	0.22	0.22
(Loss) earnings per share–basic	**$(0.38)**	$0.72	$0.52
(Loss) earnings per share—diluted:			
From continuing operations	**$(1.00)**	$0.49	$0.30
From discontinued operations	**0.62**	0.21	0.21
(Loss) earnings per share—diluted	**$(0.38)**	$0.70	$0.51

Given that Kforce had a loss from continuing operations for the year ended December 31, 2012, the calculation of diluted loss per share from continuing operations, earnings from discontinued operations, and net loss is computed using basic weighted average common shares outstanding. For the years ended December 31, 2011 and 2010, the total weighted average awards to purchase or receive 33 and 74 shares of common stock were not included in the computation of diluted earnings per share, respectively, because these would have had an anti-dilutive effect on earnings per share.

Treasury Stock

Kforce's Board of Directors ("Board") may authorize share repurchases of Kforce's common stock. Shares repurchased under Board authorizations are held in treasury for general corporate purposes, including issuances under various employee share-based award plans. Treasury shares are accounted for under the cost method and reported as a reduction of stockholders' equity in the accompanying consolidated financial statements.

Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) represents the net after-tax impact of unrecognized actuarial gains and losses related to: (i) the supplemental executive retirement plan and supplemental executive retirement health plan, both of which cover a limited number of executives and (ii) a defined benefit plan covering all eligible employees in our Philippine operations. Because each of these plans is unfunded as of December 31, 2012, the actuarial gains and losses arise as a result of the actuarial experience of the plans as well as changes in actuarial assumptions in measuring the associated obligation as of year-end, or an interim date if any re-measurement is necessary. This information is provided in our consolidated statements of operations and comprehensive income (loss).

Dividends

Kforce's Board may, at its discretion, declare and pay dividends on the outstanding shares of Kforce's common stock out of retained earnings. On December 7, 2012, the Board declared a special cash dividend on common stock of $1.00 per share, which was paid on December 27, 2012 to shareholders of record as of the close of business on December 17, 2012 ("Record Date"). Dividends for any outstanding and unvested RS as of the Record Date are awarded in the form of additional shares of RS having the same vesting terms as the outstanding and unvested RS.

New Accounting Standards

In December 2011, the FASB issued authoritative guidance regarding the presentation of netting assets and liabilities as a single amount in the statement of financial position to address the difference between GAAP and international financial reporting standards ("IFRS"). This guidance is to be applied for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. Kforce does not expect the adoption of this guidance to have a material impact on its future consolidated financial statements.

In July 2012, the FASB issued amended guidance on the testing of indefinite-lived intangible assets, other than goodwill, for impairment. The amended guidance allows an entity to perform a qualitative impairment assessment before calculating the fair value of the asset. Entities should continue to test indefinite-lived intangible assets annually for impairment and between annual tests if there is a change in events or circumstances. This guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. Kforce does not expect the adoption of this guidance to have a material impact on its future consolidated financial statements.

2. DISCONTINUED OPERATIONS

On March 17, 2012, Kforce entered into a Stock Purchase Agreement (the "SPA") to sell all of the issued and outstanding stock of Kforce Clinical Research, Inc. ("KCR") to inVentiv Health, Inc. ("Purchaser"). On March 31, 2012 ("Closing Date"), the Firm closed the sale of KCR to the Purchaser for a total cash purchase price of $57,335, after giving effect to a $7,335 post-closing working capital adjustment.

In connection with the closing of the sale, Kforce entered into a Transition Services Agreement ("TSA") with the Purchaser to provide certain post-closing transitional services for a period not to exceed 18 months from the Closing Date. The fees for a significant majority of these services have been and will continue to be generally equivalent to Kforce's cost. Other services, if necessary, would be provided at negotiated rates.

Although the services provided under the TSA generate continuing cash flows between Kforce and the Purchaser, the amounts are not considered to be direct cash flows of the discontinued operation nor are they significant to the ongoing operations of either entity. Kforce has no contractual ability through the TSA, SPA or any other agreement to significantly influence the operating or financial policies of the Purchaser. As a result, Kforce has no significant continuing involvement in the operations of KCR and, as such, has classified such operating results as discontinued operations.

In accordance with the SPA, Kforce is obligated to indemnify the Purchaser for certain losses, as defined, in excess of $375 although this deductible does not apply to certain losses. Kforce's obligations under the indemnification provisions of the SPA shall, with the exception of certain items, cease 18 months from the Closing Date and are limited to an aggregate of $5,000 although this cap does not apply to certain losses. While it cannot be certain, Kforce believes any exposure under the indemnification provisions is remote and, as a result, has not recorded a liability as of December 31, 2012.

The financial results of KCR have been presented as discontinued operations in the accompanying consolidated statements of operations. The following summarizes the results from discontinued operations for the three years ended December 31, 2012:

	2012	2011	2010
Net service revenues	**$29,808**	$106,172	$104,150
Direct costs of services and operating expenses	**26,491**	92,775	89,691
	3,317	13,397	14,459
Gain on sale of discontinued operations	**36,418**	—	—
Income from discontinued operations, before income taxes	**39,735**	13,397	14,459
Income tax expense	**17,726**	5,297	5,821
Income from discontinued operations, net of income taxes	**$22,009**	$ 8,100	$ 8,638

For comparability purposes, the following table provides the unaudited financial results of KCR for fiscal 2011 for each of the three months ended:

	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
Net service revenues	$26,029	$25,966	$27,967	$26,210
Direct costs of services and operating expenses	22,645	22,684	24,400	23,046
Income from discontinued operations, before income taxes	3,384	3,282	3,567	3,164
Income tax expense	1,347	1,337	1,447	1,166
Income from discontinued operations, net of income taxes	$ 2,037	$ 1,945	$ 2,120	$ 1,998

Included in the gain on sale of discontinued operations are transaction expenses, which primarily include commissions, stock-based compensation expense related to certain equity awards, legal fees and transaction bonuses totaling $2,151. As of December 31, 2011, accounts receivable pertaining to discontinued operations of $13,692 were outstanding, accounts payable and other accrued liabilities pertaining to discontinued operations of $862 were outstanding and accrued payroll costs of $4,698 pertaining to discontinued operations were outstanding. The assets and liabilities pertaining to the discontinued operations of KCR as of the Closing Date were sold to or assumed by the Purchaser. Kforce does not currently anticipate incurring any significant costs related to its discontinued operations beyond costs necessary to service the TSA. Included in direct costs of services and operating expenses within the table above for the year ended December 31, 2012 are TSA service fees charged to the Purchaser of $2,138, which were equivalent to our cost. Additionally, in connection with the servicing of the TSA, as of December 31, 2012 approximately $2,658 is due to the Purchaser, net of amounts due to Kforce from the Purchaser, and is classified within accounts payable and other accrued liabilities in the consolidated balance sheet.

Kforce utilized the cash proceeds from the sale of KCR to reduce outstanding borrowings under the Credit Facility.

Acceleration of Equity Awards

In connection with the disposition of KCR as described above, the Board exercised its discretion, as permitted within the Kforce Inc. 2006 Stock Incentive Plan, to accelerate the vesting, for tax planning purposes, of substantially all of the outstanding and unvested RS, PARS and alternative long-term incentive awards ("ALTI") effective March 31, 2012. The Firm will recognize a tax benefit from the acceleration of the vesting of RS, PARS and ALTI, which we believe will allow the Firm to maximize the cash proceeds associated with the disposition of KCR. The acceleration resulted in the recognition of previously unrecognized compensation expense during the quarter ended March 31, 2012 of $31,297, which includes $784 of payroll taxes. This expense has been classified in selling, general and administrative expenses in the accompanying consolidated statements of operations and comprehensive income (loss).

3. FIXED ASSETS

Major classifications of fixed assets and related useful lives are summarized as follows:

December 31,	Useful Life	**2012**	2011
Land		**$ 5,892**	$ 5,892
Building and improvements	5-40 years	**25,121**	25,009
Furniture and equipment	5-7 years	**8,232**	7,604
Computer equipment	3-5 years	**7,269**	6,007
Leasehold improvements	3-5 years	**4,720**	4,019
Capital leases	3-5 years	**5,902**	6,432
		57,136	54,963
Less accumulated depreciation and amortization		22,253	18,839
		$34,883	$36,124

The estimated useful lives of the building and improvements range from 5 to 40 years. Upon the closing of the acquisition of our corporate headquarters in May 2010, all lease agreements and amendments related to our corporate headquarters were immediately terminated.

Depreciation and amortization expense during the years ended December 31, 2012, 2011 and 2010 was $5,368, $5,826 and $5,558, respectively.

4. INCOME TAXES

The provision for income taxes from continuing operations consists of the following:

Years Ended December 31,	**2012**	2011	2010
Current:			
Federal	**$ (1,238)**	$ 8,784	$4,345
State	**(1,097)**	1,244	(37)
Deferred	**(17,519)**	830	2,561
	$(19,854)	$10,858	$6,869

The provision for income taxes from continuing operations shown above varied from the statutory federal income tax rate for those periods as follows:

Years Ended December 31,	**2012**	2011	2010
Federal income tax rate	**35.0%**	35.0%	35.0%
State income taxes, net of Federal tax effect	**4.7**	3.3	2.7
Non-deductible goodwill impairment	**(4.1)**	—	—
Other	**0.1**	(2.0)	(1.3)
Effective tax rate	**35.7%**	36.3%	36.4%

Deferred income tax assets and liabilities are composed of the following:

December 31,	**2012**	2011
Deferred taxes, current:		
Assets:		
Accounts receivable reserves	**$ 859**	$ 970
Accrued liabilities	**3,795**	4,006
Federal net operating loss carryforwards	**—**	317
Deferred compensation obligation	**917**	—
Pension and postretirement benefit plans	**4,191**	—
Other	**71**	—
Deferred tax assets, current	**9,833**	5,293
Liabilities:		
Prepaid expenses	**(339)**	(599)
Deferred tax asset, net—current	**9,494**	4,694
Deferred taxes, non-current:		
Assets:		
Accrued liabilities	**258**	—
Deferred compensation obligation	**6,622**	7,606
Stock-based compensation	**356**	7,365
Pension and postretirement benefit plans	**5,563**	8,632
Goodwill and intangible assets	**10,142**	—
Deferred revenue	**54**	—
Other	**2,140**	1,694
Deferred tax assets, non-current	**25,135**	25,297
Liabilities:		
Fixed assets	**(2,659)**	(4,272)
Goodwill and intangible assets	—	(10,889)
Other	**(868)**	—
Deferred tax liabilities, non-current	**(3,527)**	(15,161)
Valuation allowance	**(85)**	(94)
Deferred tax asset, net—non-current	**21,523**	10,042
Net deferred tax asset	**$31,017**	$ 14,736

At December 31, 2012, Kforce has approximately $22,317 of state tax net operating losses ("NOLs") which will be carried forward to be offset against future state taxable income. The state tax NOLs expire in varying amounts through 2031.

In evaluating the realizability of Kforce's deferred tax assets, management assesses whether it is more likely than not that some portion, or all, of the deferred tax assets, will be realized. Management considers, among other things, the ability to generate future taxable income (including reversals of deferred tax liabilities) during the periods in which the related temporary differences will become deductible.

Kforce is periodically subject to U.S. Internal Revenue Service ("IRS") audits as well as state and other local income tax audits for various tax years. During 2011, the IRS commenced an examination of Kforce's U.S. income tax return for 2009. No material liabilities are expected to result from this ongoing examination. Although Kforce has not experienced any material liabilities in the past due to income tax audits, Kforce can make no assurances that this will continue.

Uncertain Income Tax Positions

An uncertain income tax position taken on the income tax return must be recognized in the consolidated financial statements at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits for the years ended December 31, 2012, 2011 and 2010 is as follows:

	2012	2011	2010
Beginning balance	**$ 72**	$191	$238
Additions for tax positions of prior years	**36**	10	53
Additions for tax positions of current year	**25**	38	—
Reductions for tax positions of prior years—lapse of applicable statutes	**—**	(82)	(76)
Settlements	**—**	(85)	(24)
Ending balance	**$133**	$ 72	$191

The entire amount of these unrecognized tax benefits as of December 31, 2012, if recognized, would not significantly impact the effective tax rate. Kforce does not expect any significant changes to its uncertain tax positions in the next 12 months.

Kforce and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various states. Global files income tax returns in the Philippines. With a few exceptions, Kforce is no longer subject to federal, state, local, or non-U.S. income tax examinations by tax authorities for years before 2008.

5. OTHER ASSETS

December 31,	**2012**	2011
Assets held in Rabbi Trust	**$20,801**	$21,804
Capitalized software, net of amortization	**6,729**	9,863
Deferred loan costs, net of amortization	**345**	436
Other non-current assets	**163**	451
	$28,038	$32,554

As of December 31, 2012, the assets held in Rabbi Trust were $20,801, which was comprised of $16,677 related to the cash surrender value of life insurance policies and $4,124 of bond mutual funds. The cash surrender value of Company-owned life insurance policies relates to policies maintained by Kforce on certain participants in its deferred compensation plan, which, in conjunction with the bond mutual funds, could be used to fund the related obligations (Note 12).

Kforce capitalized software purchases as well as direct costs associated with software developed for internal use of approximately $2,429 and $3,598 during 2012 and 2011, respectively. Accumulated amortization of capitalized software was $31,861 and $27,679 as of December 31, 2012 and 2011, respectively. Amortization expense of capitalized software during the years ended December 31, 2012, 2011 and 2010 was $4,587, $5,716 and $4,925, respectively.

6. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

The following table contains a disclosure of changes in the carrying amount of goodwill in total and for each reporting unit for the two years ended December 31, 2012:

	Technology	Finance and Accounting	Clinical Research	Health Information Management	Health and Life Sciences	Government Solutions	Total
Balance as of December 31, 2010	$17,034	$8,006	$ —	$ —	$ 10,397	$102,641	$138,078
Allocation of goodwill (a)	—	—	5,474	4,923	(10,397)	—	—
Balance as of December 31, 2011	$17,034	$8,006	$ 5,474	$4,923	$ —	$102,641	$138,078
Adjustment	**—**	**—**	**36**	**(36)**	**—**	**—**	**—**
Disposition of KCR (b)	**—**	**—**	**(5,510)**	**—**	**—**	**—**	**(5,510)**
Impairment of goodwill	**—**	**—**	**—**	**—**	**—**	**(69,158)**	**(69,158)**
Balance as of December 31, 2012	**$17,034**	**$8,006**	**$ —**	**$4,887**	**$ —**	**$ 33,483**	**$ 63,410**

(a) The allocation of goodwill to the KCR and HIM reporting units is due to the disaggregation of the Health and Life Sciences reporting unit in 2011.
(b) See Note 2—"Discontinued Operations" for additional discussion.

Kforce performed its annual impairment assessment of the carrying value of goodwill as of December 31, 2012 and 2011. During the annual impairment test performed on December 31, 2011, the fair value of the GS reporting unit narrowly exceeded its carrying value. As of March 31, 2012, as part of our customary quarterly procedures, we considered the qualitative and quantitative factors associated with each of our reporting units and determined that there was not an indication that the carrying values of any of our reporting units were likely impaired. As it relates to our GS reporting unit, this assessment took into account the major achievements GS had in the quarter ended March 31, 2012 from a business development and contract award standpoint, which were expected to be accretive to 2012 financial results.

During the three months ended June 30, 2012, our GS reporting unit was adversely impacted by the unexpected significant delays in the start-up of already executed and funded projects, which we believed were primarily due to acute shortages of acquisition and contracting personnel within the contracting Federal Government agencies. The continued uncertainty of funding levels of various Federal Government programs and agencies with which GS operated and the increasingly uncertain macro-economic and political environment resulted in GS electing to forego bidding on certain opportunities in the second quarter of 2012 in order to focus efforts on contracts that we believed achieved the right balance between revenue and profitability and were with Federal Government agencies less impacted by Federal budget reductions. Accordingly, due to these factors, in mid-June 2012, we revised our projected outlook for the remainder of 2012 and beyond taking into consideration the items above as well as increases in certain operating expenses necessary to support GS on a go-forward basis. Given this, Kforce believed that a triggering event occurred within our GS reporting unit during the quarter ended June 30, 2012. As a result, Kforce performed an interim goodwill impairment test for its GS reporting unit as of June 30, 2012, which resulted in an indication of impairment and Kforce recording an estimated impairment charge. Due to the complexity of the second step of the impairment test, Kforce completed the analysis during the fourth quarter of 2012.

The implied fair value of goodwill was determined in the same manner utilized to estimate the amount of goodwill recognized in a business combination. As part of the second step of the impairment test performed as of December 31, 2012, we calculated the fair value of certain assets, including trade names, customer relationships and the workforce. The implied fair value of goodwill was measured as the excess of the fair value of each reporting unit over the amounts assigned to its assets and liabilities. The impairment loss for each reporting unit was measured by the amount the carrying value of goodwill exceeded the implied fair value of goodwill. Based on this assessment, we recorded an impairment charge of $69,158 which included a related tax benefit of $24,670 during the year ended December 31, 2012. This impairment charge also included an incremental adjustment of $3,858 with a related tax benefit of $1,405 resulting from the completion of the second step analysis during the fourth quarter of 2012.

Due to the lower than anticipated performance of its GS reporting unit in the third quarter of 2012 as well as a reduction in the forecast for the business as a result of a continued shift to a higher quality revenue stream, the widening federal deficits and potential increased risk from sequestration, Kforce believed that a triggering event had occurred for its GS reporting unit as of September 30, 2012. Thus, Kforce performed an interim goodwill impairment test for its GS reporting unit as of September 30, 2012 which indicated that the fair value of the GS reporting unit exceeded its carrying value.

For the annual impairment assessment of the carrying value of goodwill as of December 31, 2012, we compared the carrying value of our GS reporting unit to its estimated fair value based on a weighting of both the income approach and the guideline transaction method. The guideline company method was not considered in the December 31, 2012 analysis as we believe the guideline transaction method is more comparable to GS due to recently available transactions in the market. For our Tech, FA and HIM reporting units, Kforce assessed the qualitative factors of each reporting unit to determine if it was more likely than not that the fair value of the reporting unit was less than its carrying amount, including goodwill. Based upon the qualitative assessments, it was determined that it was not more likely than not that the fair value of the reporting units were less than the carrying values and, thus, no further testing was determined necessary.

Discounted cash flows, which serve as the primary basis for the income approach, were based on discrete financial forecasts which were developed by management for planning purposes and were consistent with those distributed within Kforce. Cash flows beyond the discrete forecast period of five years were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends and also considered long-term earnings growth rates for publicly-traded peer companies, as well as the risk-free rate of return. The discrete financial forecast includes certain adjustments of costs that Kforce believes a market participant buyer, such as a large government contractor, would not incur to operate the GS reporting unit. A terminal value growth rate of 3.0% was used for the GS reporting unit. To calculate the fair value for the GS reporting unit, the income approach valuation included the cash flow discount rate, representing the reporting unit's weighted average cost of capital of 16.0%. This weighted average cost of capital includes a specific company risk premium of 3.0%, which we believe recognizes the challenging Federal Government operating environment as well as GS's forecasted risk. The decrease in the weighted average cost of capital from that used in the second quarter impairment test is attributable to a continued shift to a higher quality revenue stream within the forecast period.

The guideline transaction method applies pricing multiples derived from recently completed acquisitions that we believe are reasonably comparable to the reporting unit to determine fair value. To calculate fair values under the guideline transaction method, Kforce utilized enterprise value/EBITDA multiples with a median of 14.7x. Kforce used the enterprise value to EBITDA ratio due to it being the predominant measure used in the marketplace to value this type of business. Publicly available information regarding the market capitalization of Kforce was also considered in assessing the reasonableness of the cumulative fair values of our reporting units.

The results of the first step of the goodwill impairment test as of December 31, 2012 indicated that the fair value of the GS reporting unit exceeded its carrying value; therefore, the second step of the test to determine the implied fair value of goodwill for the GS reporting unit was not required. Kforce determined that the fair value of our GS reporting unit exceeded its carrying amount by 18.0%. Increasing risk surrounding federal deficits and sequestration, in addition to that considered in our 2012 assumptions, may indicate future impairment in the GS reporting unit, which could be material.

Total goodwill impairment for the years ending December 31, 2012, 2011 and 2010 was $69,158, $0 and $0, respectively.

The following table contains a disclosure of the gross amount and accumulated impairment losses of goodwill for Tech, FA and GS reporting units for the two years ended December 31, 2012:

	Goodwill Carrying Value by Reporting Unit as of:		
	January 1, 2011	December 31, 2011	**December 31, 2012**
Technology			
Gross amount	$ 156,391	$ 156,391	**$ 156,391**
Accumulated impairment losses	$(139,357)	$(139,357)	**(139,357)**
Carrying value	$ 17,034	$ 17,034	**$ 17,034**
Finance and Accounting			
Gross amount	$ 19,766	$ 19,766	**$ 19,766**
Accumulated impairment losses	$ (11,760)	$ (11,760)	**$ (11,760)**
Carrying value	$ 8,006	$ 8,006	**$ 8,006**
Government Solutions			
Gross amount	$ 102,641	$ 102,641	**$ 102,641**
Accumulated impairment losses	$ —	$ —	**$ (69,158)**
Carrying value	$ 102,641	$ 102,641	**$ 33,483**

There has been no impairment charges recognized for the HIM reporting unit. As a result, the carrying value of goodwill for each of the two years ended December 31, 2012 represents the gross amount of goodwill attributable to the reporting unit.

Other Intangible Assets

As of December 31, 2012 and 2011, intangible assets, net in the accompanying consolidated balance sheets primarily consist of customer relationships and trademarks. Indefinite-lived intangible assets, which consist of trade names and trademarks, amounted to $2,240 as of December 31, 2012 and 2011. Customer relationships, customer contracts and other definite-lived intangibles, net of accumulated amortization, amounted to $3,496 and $4,395 as of December 31, 2012 and 2011, respectively.

Amortization expense on intangible assets for each of the three years ended December 31, 2012, 2011 and 2010 was $907, $1,152 and $2,128, respectively. As of December 31, 2012 and 2011, accumulated amortization of intangible assets was $24,440 and $23,533, respectively. Amortization expense for 2013, 2014, 2015, 2016 and 2017 is expected to be $747, $634, $634, $457 and $209, respectively.

7. ACCOUNTS PAYABLE AND OTHER ACCRUED LIABILITIES

Accounts payable and other accrued liabilities consisted of the following:

December 31,	**2012**	2011
Accounts payable	**$22,653**	$15,242
Accrued liabilities	**13,552**	11,072
	$36,205	$26,314

Kforce utilizes a major procurement card provider to pay certain of its corporate trade payables. The balance owed to this provider for these transactions as of December 31, 2012 and 2011 was $875 and $622, respectively, and has been included in accounts payable and other accrued liabilities in the accompanying consolidated balance sheets. The cash flows associated with these transactions have been presented as a financing activity in the accompanying consolidated statement of cash flows.

8. ACCRUED PAYROLL COSTS

Accrued payroll costs consisted of the following:

December 31,	2012	2011
Payroll and benefits	**$36,172**	$40,164
Payroll taxes	**9,246**	9,995
Health insurance liabilities	**3,114**	3,489
Workers' compensation liabilities	**1,531**	1,503
	$50,063	$55,151

9. OTHER CURRENT LIABILITIES

Other current liabilities consisted of the following:

December 31,	2012	2011
Supplemental executive retirement plan (Note 12)	**$10,682**	$ —
Other	**882**	1,463
	$11,564	$1,463

10. CREDIT FACILITY

On September 20, 2011, Kforce entered into a Third Amended and Restated Credit Agreement, with a syndicate led by Bank of America, N.A and as was amended on March 30, 2012 in connection with the disposition of KCR. The maximum borrowings available to Kforce under the Credit Facility are limited to: (a) a revolving credit facility of up to $100 million (the "Revolving Loan Amount") and (b) a $15 million sub-limit included in the Credit Facility for letters of credit.

Borrowing availability under the Credit Facility is limited to 85% of the net amount of eligible accounts receivable, plus 80% of the net amount of eligible unbilled accounts receivable, plus 80% of the net amount of eligible employee placement accounts, minus certain minimum availability reserves. Outstanding borrowings under the Revolving Loan Amount bear interest at a rate of (a) LIBOR plus 1.25% or (b) the higher of: (i) the prime rate, (ii) the federal funds rate plus 0.50% or (iii) LIBOR plus 1.00%; plus 0.25%. Letters of credit issued under the Credit Facility require Kforce to pay a fronting fee equal to 0.125% of the amount of each letter of credit issued plus, a per annum fee equal to the applicable margin for LIBOR loans based on the total letters of credit outstanding. To the extent that Kforce has unused availability under the Credit Facility, an unused line fee is required to be paid equal to the applicable margin times the amount by which the maximum revolver amount exceeded the sum of the average daily outstanding amount of the revolving loans and the average daily undrawn face amount of outstanding letters of credit during the immediate preceding month. Borrowings under the Credit Facility are secured by substantially all of the assets of Kforce, excluding the real estate located at the Kforce's corporate headquarters in Tampa, Florida. Under the Credit Facility, Kforce is subject to certain affirmative and negative covenants including (but not limited to) the maintenance of a fixed charge coverage ratio of at least 1.00 to 1.00 if the Firm's availability under the Credit Facility is less than the greater of (i) 10% of the aggregate amount of the commitment of all of the lenders under the Credit Facility and (ii) $11,000. As of December 31, 2012, Kforce had availability under the Credit Facility of $64,428; therefore, the minimum fixed charge coverage ratio was not applicable. Kforce believes that it will be able to maintain the minimum availability requirement; however, in the event that Kforce is unable to do so, Kforce could fail the fixed charge coverage ratio, which would constitute an event of default. Kforce believes the likelihood of default is remote. The Credit Facility expires September 20, 2016.

11. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consisted of the following:

December 31,	2012	2011
Deferred compensation plan (Note 12)	**$19,115**	$18,590
Supplemental executive retirement plan (Note 12)	**8,976**	17,230
Supplemental executive retirement health plan (Note 12)	**3,554**	3,764
Other	**2,640**	2,674
	$34,285	$42,258

12. EMPLOYEE BENEFIT PLANS

Alternative Long-Term Incentive

On January 2, 2009, Kforce granted to certain executive officers an ALTI as the result of certain performance criteria established in 2008 being met, which was initially measured over three tranches having periods of 12, 24 and 36 months, respectively. On December 28, 2010, the Compensation Committee of the Board of Directors approved the accelerated vesting of the third tranche of the ALTI, which resulted in the recognition of $449 of compensation expense during the quarter ended December 31, 2010.

On January 3, 2012, Kforce granted to certain executive officers an ALTI as the result of certain performance criteria established in 2011 being met, which was to be initially measured over three tranches having periods of 12, 24, and 36 months, respectively. The terms of the grants specified that the ultimate annual payouts would be based on: (a) Kforce's common stock price changes each year relative to its peer group, or (b) the achievement of other market conditions contained in the terms of the award.

As discussed within Note 2—"Discontinued Operations," the Board approved the acceleration of all outstanding and unvested long-term incentives, including the ALTI, effective March 31, 2012. The accelerated ALTI of $9,805 was paid in April 2012. Kforce recognized total compensation expense related to the aforementioned ALTI and previously granted ALTIs of $9,805, $0 and $1,563 for the years ended December 31, 2012, 2011 and 2010, respectively.

401(k) Savings Plans

Kforce has a qualified defined contribution 401(k) Retirement Savings Plan (the "Kforce 401(k) Plan") covering substantially all Kforce Inc. employees. Assets of the Kforce 401(k) Plan are held in trust for the sole benefit of employees and/or their beneficiaries. On October 2, 2006, Kforce created the Kforce Government Practice Plan, a qualified defined contribution 401(k) retirement savings plan (the "Government 401(k) Plan"), which covers all eligible employees of the GS segment. Assets of the Government 401(k) Plan are held in trust for the sole benefit of employees and/or their beneficiaries. Employer matching contributions are discretionary and are funded annually as approved by the Board of Directors.

Kforce accrued matching contributions of $1,139 and $1,701 for the above plans as of the years ended December 31, 2012 and 2011, respectively. The Kforce 401(k) Plan and Government 401(k) Plan held a combined 363 shares of Kforce's common stock as of both December 31, 2012 and 2011.

Employee Stock Purchase Plan

Kforce's employee stock purchase plan allows all eligible employees to purchase Kforce's common stock at a 5% discount from its market price at the end of a rolling three-month offering period. Kforce issued 51 shares of common stock at an average purchase price of $12.55 per share during the year ended December 31, 2012 and 56 shares of common stock at average purchase prices of $12.64 per share during the year ended December 31, 2011. No shares were issued during the year ended December 31, 2010. All shares purchased under the employee stock purchase plan were settled using Kforce's treasury stock.

Deferred Compensation Plan

Kforce has a Non-Qualified Deferred Compensation Plan (the "Kforce NQDC Plan") and a Kforce Non-Qualified Deferred Compensation Government Practice Plan (the "KGS NQDC Plan"), pursuant to which eligible management and highly compensated key employees, as defined by IRS regulations, may elect to defer all or part of their compensation to later years. These amounts are classified in accounts payable and other accrued liabilities if payable within the next year or as other long-term liabilities if payable after the next year, upon retirement or termination of employment. At December 31, 2012 and 2011, amounts included in accounts payable and other accrued liabilities related to the deferred compensation plan totaled $1,699 and $847, respectively. Amounts included in other long-term liabilities related to the deferred compensation plan totaled $19,115 and $18,590 as of December 31, 2012 and 2011, respectively. Kforce has insured the lives of certain participants in the deferred compensation plan to assist in the funding of the deferred compensation liability. Compensation expense of $648, $1,358 and $1,370 was recognized for the plan for the years ended December 31, 2012, 2011 and 2010, respectively.

In March 2012, Kforce surrendered certain of its Company-owned life insurance policies within its deferred compensation plan having a cash surrender value of approximately $8,037. The proceeds associated with the surrendered policies were kept within the trust and reinvested in bond mutual funds within the Rabbi Trust along with the cash surrender value of the Company-owned life insurance policies. Employee distributions are being funded through proceeds from the sale of assets held within the Rabbi Trust. The fair value of the bond mutual funds and the cash surrender value of the Company-owned life insurance policies as of December 31, 2012 are recorded in Other assets, net in the accompanying consolidated balance sheet. The bond mutual funds are considered to be trading securities. Gains attributable to the investments in bond mutual funds for the year ended December 31, 2012 were $519 and are included in selling, general and administrative expenses in the consolidated statements of operations and comprehensive income (loss).

In conjunction with a change in the administrative service provider, life insurance provider and trustee associated with its deferred compensation plans, Kforce surrendered certain of its Company-owned life insurance policies that were not eligible for a Section 1035 tax-free exchange in September 2012, which collectively had a cash surrender value of approximately $6,250. These proceeds, less the distributions out of the Rabbi Trust, were held in a cash account within the Rabbi Trust as of December 31, 2012.

During July 2010, Kforce received approximately $5.0 million in borrowings against the cash surrender value of its Company-owned life insurance policies. While Kforce was not obligated to repay the loan or any interest that is associated with the loan, the loan was repaid during 2012 with normal premium payments. The cash surrender values of these Company-owned life insurance policies, $16,677 (net of policy loans of $0) and $21,804 (net of policy loans of $612) at December 31, 2012 and 2011, respectively, are classified in Other assets, net (Note 5).

Foreign Pension Plan

Kforce maintains a foreign defined benefit pension plan for eligible employees of the Philippine branch of Global that is required by Philippine labor laws. The plan defines retirement as those employees who have attained the age of 60 and have completed at least five years of credited service. Benefits payable under the plan equate to one-half month's salary for each year of credited service. Benefits under the plan are paid out as a lump sum to eligible employees at retirement.

The significant assumptions used by Kforce in the actuarial valuation include the discount rate, the estimated rate of future annual compensation increases and the estimated turnover rate. As of December 31, 2012, 2011 and 2010, the discount rate used to determine the actuarial present value of the projected benefit obligation and pension expense was 6.0%, 7.40% and 9.93%, respectively. The discount rate was determined based on long-term Philippine government securities yields commensurate with the expected payout of the benefit obligation. The estimated rate of future annual compensation increases as of December 31, 2012, 2011 and 2010 was 3.0%, 5.0% and 5.0%, respectively, and was based on historical compensation increases as well as future expectations. The Company applies a turnover rate to the specific age of each group of employees, which ranges from 20 to 64 years of age. For the years ended December 31, 2012, 2011 and 2010, net periodic benefit cost was $128, $189 and $153, respectively.

As of December 31, 2012 and 2011, the projected benefit obligation associated with our foreign defined benefit pension plan was $1,187 and $1,112, respectively, which is classified in other long-term liabilities in the accompanying consolidated balance sheets.

Supplemental Executive Retirement Plan

Kforce maintains a Supplemental Executive Retirement Plan (the "SERP") for the benefit of certain Named Executive Officers ("NEOs"). The primary goals of the SERP are to create an additional wealth accumulation opportunity, restore lost qualified pension benefits due to government limitations and retain our NEOs. The SERP is a non-qualified benefit plan and does not include elective deferrals of covered executive officers' compensation.

Normal retirement age under the SERP is defined as age 65; however, certain conditions allow for early retirement as early as age 55 or upon a change in control. Vesting under the plan is defined as 100% upon a participant's attainment of age 55 and 10 years of service and 0% prior to a participant's attainment of age 55 and 10 years of service. Full vesting also occurs if a participant with five years or more of service is involuntarily terminated by Kforce without cause or upon death, disability or a change in control. The SERP is funded entirely by Kforce, and benefits are taxable to the executive officer upon receipt and deductible by Kforce when paid. Benefits payable under the SERP upon the occurrence of a qualifying distribution event, as defined, are targeted at 45% of the covered executive officers' average salary and bonus, as defined, from the three years in which the executive officer earned the highest salary and bonus during the last 10 years of employment, which is subject to adjustment for retirement prior to the normal retirement age and the participant's vesting percentage. The benefits under the SERP are reduced for a participant that has not reached age 62 with 10 years of service or age 55 with 25 years of service with a percentage reduction up to the normal retirement age.

Benefits under the SERP are normally paid based on the lump sum present value but may be paid over the life of the covered executive officer or 10-year annuity, as elected by the covered executive officer upon commencement of participation in the SERP. None of the benefits earned pursuant to the SERP are attributable to services provided prior to the effective date of the plan. For purposes of the measurement of the benefit obligation as of December 31, 2012, Kforce has assumed that all participants will elect to take the lump sum present value option.

Actuarial Assumptions

The following represents the actuarial assumptions used to determine the actuarial present value of projected benefit obligations at:

December 31,	**2012**	2011
Discount rate	**2.50%**	3.25%
Expected long-term rate of return on plan assets	**—**	—
Rate of future compensation increase	**3.75%**	4.00%

The following represents the weighted average actuarial assumptions used to determine net periodic benefit cost for the years ended:

December 31,	**2012**	2011	2010
Discount rate	**3.25%**	4.00%	4.75%
Expected long-term rate of return on plan assets	**—**	—	—
Rate of future compensation increase	**4.00%**	4.00%	4.00%

The discount rate was determined using the Moody's Aa long-term corporate bond yield as of the measurement date with a maturity commensurate with the expected payout of the SERP obligation. This rate is also compared against the Citigroup Pension Discount Curve and Liability Index to ensure the rate used is reasonable and may be adjusted accordingly. This index is widely used by companies throughout the United States and is considered to be one of the preferred standards for establishing a discount rate.

Due to the SERP being unfunded as of December 31, 2012 and 2011, it is not necessary for Kforce to determine the expected long-term rate of return on plan assets. Once funded, Kforce will determine the expected long-term rate of return on plan assets by determining the composition of the asset portfolio, the historical long-term investment performance and the current market conditions. The assumed rate of future compensation increases is based on a combination of factors, including the historical compensation increases for its NEOs and future target compensation levels for its NEOs taking into account the NEOs' assumed retirement date.

The periodic benefit cost is based on actuarial assumptions that are reviewed on an annual basis; however, Kforce monitors these assumptions on a periodic basis to ensure that they accurately reflect current expectations of the cost of providing retirement benefits.

Net Periodic Benefit Cost

The following represents the components of net periodic benefit cost for the years ended:

December 31,	**2012**	2011	2010
Service cost	**$2,087**	$3,248	$3,025
Interest cost	**560**	482	395
Amortization of actuarial loss	**164**	76	82
Net periodic benefit cost	**$2,811**	$3,806	$3,502

Changes in Benefit Obligation

The following represents the changes in the benefit obligation for the years ended:

December 31,	**2012**	2011
Projected benefit obligation, beginning	**$17,230**	$12,046
Service cost	**2,087**	3,248
Interest cost	**560**	482
Actuarial experience and changes in actuarial assumptions	**(219)**	1,454
Projected benefit obligation, ending	**$19,658**	$17,230

During October 2012, the Firm announced the expected retirement of a participant in the SERP. The Firm anticipates making a lump-sum payment to the participant on or about December 1, 2013 due to the participant's separation from service, which is expected to be June 1, 2013. Accordingly, the current portion of the present value of the projected benefit obligation of $10,682 as of December 31, 2012 is recorded in other current liabilities in the accompanying consolidated balance sheets. The long-term portion of the present value of the projected benefit obligation as of December 31, 2012 and 2011 is $8,976 and $17,230, respectively, and is recorded in other long-term liabilities in the accompanying consolidated balance sheets. During the year ended December 31, 2012, there were no payments made under the SERP.

Contributions

There is no requirement for Kforce to fund the SERP and, as a result, no contributions have been made to the SERP through the year ended December 31, 2012. Except for the lump-sum payment due to a participant as a result of his expected separation from service, Kforce does not currently anticipate funding the SERP during the year ending December 31, 2013.

Estimated Future Benefit Payments

Benefit payments by the SERP, which reflect the anticipated future service of participants, are expected to be paid (undiscounted) as follows:

	Projected Annual Benefit Payments
2013	$10,682
2014	—
2015	—
2016	—
2017	—
2018–2022	17,624
Thereafter	15,284

Supplemental Executive Retirement Health Plan

Kforce maintains a Supplemental Executive Retirement Health Plan ("SERHP") to provide postretirement health and welfare benefits to certain executives. The vesting and eligibility requirements mirror that of the SERP, and no advance funding is required by Kforce or the participants. Consistent with the SERP, none of the benefits earned are attributable to services provided prior to the effective date of the plan.

Actuarial Assumptions

The following represents the actuarial assumptions used to determine the present value of the postretirement benefit obligation at:

December 31,	**2012**	2011
Discount rate	**3.75%**	4.00%
Expected long-term rate of return on plan assets	**—**	—

The following represents the actuarial assumptions used to determine the net periodic postretirement benefit cost for the years ended:

December 31,	**2012**	2011	2010
Discount rate	**4.00%**	5.25%	5.50%
Expected long-term rate of return on plan assets	**—**	—	—

The discount rate was determined using the Moody's Aa long-term corporate bond yield as of the measurement date with a maturity commensurate with the expected payout of the SERP obligation. This rate is compared against the Citigroup Pension Discount Curve and Liability Index to ensure the rate used is reasonable.

Due to the SERHP being unfunded as of December 31, 2012 and 2011, it is not necessary for Kforce to determine the expected long-term rate of return on plan assets. Once funded, Kforce will determine the expected long-term rate of return on plan assets by determining the composition of the asset portfolio, the historical long-term investment performance and current market conditions.

The following represents the assumed health care cost trend rates used to determine the postretirement benefit obligations for the years ended:

December 31,	**2012**	2011
Health care cost trend rate assumed for next year	**7.50%**	8.00%
Rate to which the cost trend rate is assumed to decline to (ultimate trend rate)	**5.00%**	5.00%
Year that the rate reaches the ultimate trend rate	**2017**	2018

Assumed health care cost trend rates can have a significant effect on the amounts reported for the SERHP. A one percent change in assumed health care cost trend rates would have the following effects:

	One Percentage Point	
	Increase	Decrease
Effect of total of service and interest cost	$246	$(193)
Effect on postretirement benefit obligation	$750	$(596)

Net Periodic Postretirement Benefit Cost

The following represents the components of net periodic postretirement benefit cost for the years ended:

December 31,	**2012**	2011	2010
Service cost	**$ 919**	$324	$310
Interest cost	**150**	47	26
Amortization of actuarial loss	**272**	6	3
Net periodic benefit (gain) cost	**$1,341**	$377	$339

Changes in Postretirement Benefit Obligation

The following represents the changes in the postretirement benefit obligation for the years ended:

December 31,	2012	2011
Accumulated postretirement benefit obligation, beginning	**$ 3,764**	$ 895
Service cost	**919**	324
Interest cost	**150**	47
Actuarial experience and changes in actuarial assumptions	**(1,259)**	2,498
Accumulated postretirement benefit obligation, ending	**$ 3,574**	$3,764

The current portion of the accumulated postretirement benefit obligation of $20 as of December 31, 2012 is recorded in other current liabilities in the accompanying consolidated balance sheets. The long-term portion of the accumulated postretirement benefit obligation as of December 31, 2012 and 2011 is $3,554 and $3,764, respectively, and is recorded in other long-term liabilities in the accompanying consolidated balance sheets. During the year ended December 31, 2012, there were no payments made under the SERHP.

Estimated Future Benefit Payments

Benefit payments by the SERHP, which reflect anticipated future service of the participants, are expected to be paid (undiscounted) as follows:

	Projected Annual Benefit Payments
2013	$ 20
2014	47
2015	51
2016	55
2017	53
2018–2022	612
Thereafter	10,461

Pretax amounts recognized in accumulated other comprehensive income (loss) as of December 31, 2012 that have not yet been recognized as components of net periodic benefit cost for all of Kforce's defined benefit pension and postretirement plans, including an insignificant foreign defined benefit plan, consist entirely of actuarial gains and losses arising from the actuarial experience of the plans and changes in actuarial assumptions, as follows:

	Pensions	Postretirement
Net pretax actuarial loss	$3,316	$1,112

The estimated portion of the net actuarial loss above that is expected to be recognized as a component of net periodic benefit cost in the year ending December 31, 2013 is shown below:

	Pensions	Postretirement
Recognized net actuarial loss	$119	$103

13. FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., an exit price) in an orderly transaction between market participants at the measurement date. It establishes a fair value hierarchy and a framework which requires categorizing assets and liabilities into one of three levels based on the assumptions (inputs) used in valuing the asset or liability. Level 1 provides the most reliable measure of fair value, while Level 3 generally requires significant management judgment. Level 1 inputs are unadjusted, quoted market prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets. Level 3 inputs include unobservable inputs that are supported by little, infrequent, or no market activity and reflect management's own assumptions about inputs used in pricing the asset or liability. The Company uses the following valuation techniques to measure fair value.

The underlying investments within Kforce's deferred compensation plans include bond mutual funds. Assets held within the bond mutual funds are measured on a recurring basis and are recorded at fair value based on each fund's quoted market value per share in an active market, which is considered a Level 1 input.

Certain assets, in specific circumstances, are measured at fair value on a non-recurring basis utilizing Level 3 inputs such as goodwill, other intangible assets and other long-lived assets. For these assets, measurement at fair value in periods subsequent to their initial recognition would be applicable if one or more of these assets were determined to be impaired.

No fair value measurements for recurring or nonrecurring assets existed as of December 31, 2011. In addition, there were no transfers into or out of Level 1, 2 or 3 assets during the year ended December 31, 2012.

Kforce's measurements at fair value on a recurring and non-recurring basis as of December 31, 2012 were as follows:

	December 31, 2012	Fair Value Measurements Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets Measured at Fair Value:				
Recurring basis:				
Bond mutual funds (1)	$ 4,124	$4,124	$—	$ —
Non-recurring basis:				
Total Goodwill (2)	$63,410	$ —	$ —	$63,410

(1) See Note 12—"Employee Benefit Plans" for additional discussion.
(2) See Note 6—"Goodwill and Other Intangible Assets" for additional discussion.

The estimated fair value of our Credit Facility using a discounted cash flow analysis, considered a level 2 input, was $21,000 and $49,526 as of December 31, 2012 and 2011, respectively.

14. STOCK INCENTIVE PLANS

On June 20, 2006, the shareholders approved the 2006 Stock Incentive Plan. The aggregate number of shares of common stock that would have been subject to awards under the 2006 Stock Incentive Plan, subject to adjustment upon a change in capitalization, was 3,000. On June 16, 2009, the shareholders approved an amendment to the 2006 Stock Incentive Plan to increase the number of authorized awards that may be issued under the 2006 Stock Incentive Plan from 3,000 to 5,100. On June 25, 2010, the shareholders approved an amendment to the 2006 Stock Incentive Plan to increase the number of authorized awards that may be issued under the 2006 Stock Incentive Plan from 5,100 to 7,850.

The 2006 Stock Incentive Plan allows for the issuance of stock options, stock appreciation rights ("SARs"), PARS and RS, subject to share availability. Vesting of equity instruments issued under the 2006 Stock Incentive Plan is determined on a grant-by-grant basis. Options expire at the end of 10 years from the date of grant, and Kforce issues new shares upon exercise of options. The 2006 Stock Incentive Plan terminates on April 28, 2016.

The Incentive Stock Option Plan and Non-Employee Director Stock Option Plan expired in 2005.

Stock Options

The following table presents the activity under each of the stock incentive plans discussed above for the three years ended December 31, 2012:

	Incentive Stock Option Plan	Non-Employee Director Stock Option Plan	Stock Incentive Plan	Total	Weighted Average Exercise Price Per Share	Total Intrinsic Value of Options Exercised
Outstanding as of December 31, 2009	2,161	31	108	2,300	$10.41	
Exercised	(976)	(31)	(10)	(1,017)	$ 8.50	$7,195
Forfeited/Cancelled	(598)	—	—	(598)	$14.74	
Outstanding as of December 31, 2010	587	—	98	685	$ 9.47	
Exercised	(349)	—	—	(349)	$ 8.20	$2,931
Forfeited/Cancelled	(12)	—	—	(12)	$10.75	
Outstanding as of December 31, 2011	226	—	98	324	$10.79	
Exercised	**(65)**	**—**	**(5)**	**(70)**	**$10.48**	**$ 238**
Forfeited/Cancelled	**(7)**	**—**	**—**	**(7)**	**$11.00**	
Outstanding and Exercisable as of December 31, 2012	**154**	**—**	**93**	**247**	**$10.87**	

The following table summarizes information about employee and director stock options under all of the plans mentioned above as of December 31, 2012:

	Outstanding and Exercisable			
Range of Exercise Prices	Number of Awards (#)	Weighted Average Remaining Contractual Term (Yrs)	Weighted Average Exercise Price ($)	Total Intrinsic Value
$0.00 - $ 4.37	—	—	$ —	$ —
$4.38 - $ 8.96	39	1.34	$ 8.37	232
$9.36 - $14.45	208	3.12	$11.34	628
	247	2.84	$10.87	$860

No compensation expense was recorded during the years ended December 31, 2012, 2011 or 2010 as a result of the grant date fair value having been fully amortized as of December 31, 2009.

Stock Appreciation Rights

Although no such requirement exists, SARs have historically been granted (if any) on the first trading day of each year to certain Kforce executives based on the extent by which annual long-term incentive performance goals, which are established by Kforce's Compensation Committee during the first 90 days of the year of performance, are certified by the Compensation Committee as having been met. SARs generally cliff vest three years from the date of issuance; however, vesting is accelerated if Kforce's stock price exceeds the stock price at the date of grant by 30% for a period of 10 trading days, or if the Compensation Committee determines that the criteria for acceleration are satisfied. There were no SARs granted during the three years ended December 31, 2012.

There was no SARs activity during the year ended December 31, 2012. Therefore, the following table presents the activity for the two years ended December 31, 2011:

	Number of SARs	Weighted Average Exercise Price Per SAR	Total Intrinsic Value of SARs Exercised
Outstanding as of December 31, 2009	802	$11.07	
Exercised	(633)	$11.27	$3,241
Outstanding as of December 31, 2010	169	$10.32	
Exercised	**(169)**	**$10.32**	**$1,278**
Outstanding as of December 31, 2011	**—**	**$ —**	

No compensation expense was recognized during the three years ended December 31, 2012 due to the grant date fair value being fully amortized as of December 31, 2008.

Performance Accelerated Restricted Stock

PARS are periodically granted to certain Kforce executives and are generally based on the extent by which annual long-term incentive performance goals, which are established by Kforce's Compensation Committee during the first quarter of the year of performance, are certified by the Compensation Committee as having been met. However, vesting was to be accelerated if Kforce's closing stock price exceeded the stock price at the date of grant by a pre-established percentage (which has historically ranged from 40–50%) for a period of 10 trading days, or if the Compensation Committee determined that the criteria for acceleration were satisfied.

PARS contain voting rights and are included in the number of shares of common stock issued and outstanding. PARS granted subsequent to September 30, 2009 contain a non-forfeitable right to dividends or dividend equivalents in the form of additional shares of restricted stock containing the same vesting provisions as the underlying award. The following table presents the activity for the three years ended December 31, 2012:

	Number of PARS	Weighted Average Grant Date Fair Value	Total Intrinsic Value of PARS Vested
Outstanding as of December 31, 2009	277	$13.31	
Granted	1,228	$12.79	
Vested	(69)	$13.31	$ 914
Forfeited	—	$ —	
Outstanding as of December 31, 2010	1.436	$12.87	
Granted (a)	1,569	$16.37	
Vested	(69)	$13.31	$ 1,024
Forfeited	—	$ —	
Outstanding as of December 31, 2011	2,936	$14.73	
Granted	**250**	**$12.76**	
Vested	**(2,793)**	**$14.58**	**$41,519**
Forfeited (a)	**(393)**	**$16.37**	
Outstanding as of December 31, 2012	**—**	**$ —**	

(a) Included in the PARS granted during the year ended December 31, 2011 are 689 performance-based PARS which were subject to forfeiture based upon the level of attainment of performance conditions pre-established by the Compensation Committee. In February 2012, the Compensation Committee certified 2011 performance measures, which resulted in the forfeiture of approximately 393 of these PARS and was consistent with estimated forfeitures during 2011 that was used for compensation expense recognition purposes.

The fair market value of PARS is determined based on the closing stock price of Kforce's common stock at the date of grant, and is amortized over a graded vesting schedule.

As discussed within Note 2—"Discontinued Operations," the Board approved the vesting acceleration of substantially all of the outstanding and unvested long-term incentives, including the PARS, effective March 31, 2012. The remaining unvested awards vested 30 days after the Closing Date of the divestiture of KCR. As a result of the acceleration, Kforce accelerated all of the previously unrecognized compensation expense associated with these awards of $20,164 during the three months ended March 31, 2012. Kforce recognized total compensation expense related to PARS of approximately $23,344, $10,701 and $4,931 during the years ended December 31, 2012, 2011 and 2010, respectively. There was no unrecognized compensation expense attributable to PARS as of December 31, 2012.

Restricted Stock

RS is periodically granted to certain Kforce executives and Kforce's Board and, for Kforce's executives, is generally based on the extent by which annual long-term incentive performance goals, which are established by Kforce's Compensation Committee during the first 90 days of the year of performance, are certified by the Compensation Committee as having been met. RS granted during the years ended December 31, 2012, 2011 and 2010 had vesting terms ranging from two to six years.

RS contain voting rights and are included in the number of shares of common stock issued and outstanding. RS granted subsequent to September 30, 2009 contain a non-forfeitable right to dividends or dividend equivalents in the form of additional shares of restricted stock containing the same vesting provisions as the underlying award.

The following table presents the activity for the three years ended December 31, 2012:

	Number of RS	Weighted Average Grant Date Fair Value	Total Intrinsic Value of RS Vested
Outstanding as of December 31, 2009	345	$ 9.17	
Granted	199	$12.77	
Vested	(82)	$ 9.36	$1,093
Forfeited	—	$ —	
Outstanding as of December 31, 2010	462	$10.68	
Granted	35	$13.78	
Vested	(99)	$10.09	$1,568
Forfeited	—	$ —	
Outstanding as of December 31, 2011	398	$11.10	
Granted	**38**	**$12.11**	
Vested	**(398)**	**$11.10**	**$5,888**
Outstanding as of December 31, 2012	**38**	**$12.11**	

The fair market value of restricted stock is determined based on the closing stock price of Kforce's common stock at the date of grant, and is amortized on a straight-line basis over the service period.

As discussed within Note 2—"Discontinued Operations," the Board approved the vesting acceleration of substantially all of the outstanding and unvested long-term incentives, including the RS, effective March 31, 2012. As a result, Kforce accelerated all of the previously unrecognized compensation expense associated with these awards of $1,994 during the three months ended March 31, 2012. Kforce recognized total compensation expense related to RS of $2,899, $1,275 and $1,105 during the years ended December 31, 2012, 2011 and 2010, respectively. As of December 31, 2012, total unrecognized compensation expense related to RS was $329, which will be recognized over a weighted average remaining period of 1.6 years.

15. COMMITMENTS AND CONTINGENCIES

Lease Commitments

Kforce leases space and operating assets under operating and capital leases expiring at various dates, with some leases cancelable upon 30 to 90 days notice. The leases require Kforce to pay taxes, insurance and maintenance costs, in addition to rental payments.

Future minimum lease payments, inclusive of accelerated lease payments, under non-cancelable capital and operating leases are summarized as follows:

	2013	2014	2015	2016	2017	Thereafter	Total
Capital leases							
Present value of payments	$ 997	$ 657	$ 346	$140	$ —	$ —	$ 2,140
Interest	381	95	57	19	—	—	552
Capital lease payments	$1,378	$ 752	$ 403	$159	$ —	$ —	$ 2,692
Operating leases							
Facilities	$5,070	$3,132	$1,266	$210	$12	$ —	$ 9,690
Furniture and equipment	32	20	18	8	—	—	78
Total operating leases	$5,102	$3,152	$1,284	$218	$12	$ —	$ 9,768
Total leases	$6,480	$3,904	$1,687	$377	$12	$ —	$12,460

The present value of the minimum lease payments for capital lease obligations has been classified in other current liabilities and long-term debt—other, according to their respective maturities. Rental expense under operating leases was $5,225, $6,027 and $7,684 for the years ended December 31, 2012, 2011 and 2010, respectively.

Purchase Commitments

Kforce has entered into various commitments including, among others, a compensation software hosting and licensing arrangement, contracts with resorts to host our annual employee incentive trips in 2013 and 2014, and a commitment for data center fees for certain of our information technology applications. As of December 31, 2012, these commitments amounted to approximately $14,629 and are expected to be paid as follows: $7,479 in 2013; $4,243 in 2014; $2,497 in 2015; $410 in 2016 and $0 in 2017.

Letters of Credit

Kforce provides letters of credit to certain vendors in lieu of cash deposits. At December 31, 2012, Kforce had letters of credit outstanding for workers' compensation and other insurance coverage totaling $3,388, and for facility lease deposits totaling $330.

Litigation

As disclosed in our previous filings with the SEC, Kforce was a defendant in a California class action lawsuit alleging misclassification of California Account Managers and seeking unspecified damages. The tentative settlement referred to in our Annual Report on Form 10-K for the year ended December 31, 2010 was approved by the California court during the three months ended June 30, 2011 in the amount of $2,526, which is recorded within accounts payable and other accrued liabilities in the accompanying consolidated balance sheet as of December 31, 2012 and December 31, 2011. Consummation of the settlement is subject to resolution of an appeal, which we believe to be without merit, brought by a non-party to the lawsuit. We believe the possibility of further losses related to this matter is remote.

As disclosed in our previous filings with the SEC, on June 6, 2011, the Chicago District Office of the Equal Employment Opportunity Commission ("EEOC") issued a Determination on a Charge of Discrimination, brought by an individual in 2006, that reasonable cause exists to believe that Kforce discriminated against two classes of individuals because of their age. On September 4, 2012, Kforce and the EEOC agreed upon a settlement payment of $1,675, which was paid during the year ended December 31, 2012. An insurance recovery of approximately $952 was received by Kforce associated with this loss during the third quarter of 2012.

In the ordinary course of its business, Kforce is from time to time threatened with litigation or named as a defendant in various lawsuits and administrative proceedings. While management does not expect any of these other matters to have a material adverse effect on the Company's results of operations, financial position or cash flows, litigation is subject to certain inherent uncertainties. Kforce maintains liability insurance in such amounts and with such coverage and deductibles as management believes is reasonable. The principal liability risks that Kforce insures against are workers' compensation, personal injury, bodily injury, property damage, directors' and officers' liability, errors and omissions, employment practices liability and fidelity losses. There can be no assurance that Kforce's liability insurance will cover all events or that the limits of coverage will be sufficient to fully cover all liabilities.

Kforce is not aware of any litigation that would reasonably be expected to have a material effect on its results of operations, its cash flows or its financial condition.

Tax Audits

During 2012, Kforce was audited by state taxing authorities for sales, income and gross receipts taxes, which in some cases covered multiple years. In 2012, the tax audits were settled for $1,624 in cash.

Employment Agreements

Kforce has entered into employment agreements with certain executives that provide for minimum compensation, salary and continuation of certain benefits for a six-month to a three-year period under certain circumstances. Certain of the agreements also provide for a severance payment of one to three times annual salary and one half to three times average annual bonus if such an agreement is terminated without good cause by the employer or for good reason by the employee. These agreements contain certain post-employment restrictive covenants. Kforce's liability at December 31, 2012 was approximately $64,388 if all of the employees under contract were terminated without good cause by the employer or the employees resigned for good reason following a change in control and $16,049 if all of the employees under contract were terminated by Kforce without good cause or the employees resigned for good reason in the absence of a change of control.

Kforce has not recorded any liability related to the employment agreements as no events have occurred that would require payment under the agreements.

16. REPORTABLE SEGMENTS

Kforce's reportable segments are as follows: (i) Tech, (ii) FA, (iii) HIM and (iv) GS. This determination was supported by, among others: the existence of segment presidents responsible for the operations of each segment and who also report directly to our chief operating decision maker, the nature of the segment's operations and information presented to the Board of Directors.

Historically, and through our year ended December 31, 2012, Kforce has generated only sales and gross profit information on a segment basis. Substantially all operations and long-lived assets are located in the United States. The following table has been updated to reflect the disposition of KCR. As described in Note 2—"Discontinued Operations," all revenues and gross profit associated with the discontinued operation have been recorded within income from discontinued operations, net of tax, in the consolidated statement of operations and comprehensive income (loss).

The following table provides information concerning the operations of our segments for the years ended December 31, 2012, 2011 and 2010:

	Technology	Finance and Accounting	Health Information Management	Government Solutions	Total
2012					
Net service revenues					
Flexible billings	**$655,062**	**$211,797**	**$76,517**	**$ 91,424**	**$1,034,800**
Search fees	**20,525**	**26,679**	**475**	**—**	**47,679**
Total revenue	**$675,587**	**$238,476**	**$76,992**	**$ 91,424**	**$1,082,479**
Gross profit	**$200,738**	**$ 91,124**	**$27,347**	**$ 28,724**	**$ 347,933**
2011					
Net service revenues					
Flexible billings	$606,238	$194,359	$68,181	$ 92,449	$ 961,227
Search fees	17,774	25,216	530	—	43,520
Total revenue	$624,012	$219,575	$68,711	$ 92,449	$1,004,747
Gross profit	$182,862	$ 82,028	$24,476	$ 28,381	$ 317,747
2010					
Net service revenues					
Flexible billings	$522,220	$165,831	$56,965	$103,132	$ 848,148
Search fees	16,346	21,365	798	—	38,509
Total revenue	$538,566	$187,196	$57,763	$103,132	$ 886,657
Gross profit	$159,983	$ 70,811	$19,846	$ 33,206	$ 283,846

17. QUARTERLY FINANCIAL DATA (UNAUDITED)

The quarterly financial data presented below has been adjusted, where applicable, to reflect the discontinued operations of KCR, which is more fully described in Note 2—"Discontinued Operations."

	Three Months Ended			
	March 31,	June 30,	Sept. 30,	Dec. 31,
2012				
Net service revenues	**$268,350**	**$274,129**	**$270,161**	**$269,839**
Gross profit	**80,825**	**89,766**	**88,762**	**88,580**
(Loss) income from continuing operations, net of income taxes	**(17,727)**	**(33,182)**	**9,275**	**5,922**
Income (loss) from discontinued operations, net of income taxes	**21,803**	**15**	**(7)**	**198**
Net income (loss)	**4,076**	**(33,167)**	**9,268**	**6,120**
Earnings (loss) per share—basic	**$0.12**	**$(0.90)**	**$0.26**	**$0.17**
Earnings (loss) per share—diluted	**$0.12**	**$(0.90)**	**$0.26**	**$0.17**
2011				
Net service revenues	$236,359	$248,023	$261,024	$259,341
Gross profit	71,434	79,559	84,504	82,250
Income from continuing operations, net of income taxes	2,803	4,840	6,326	5,087
Income from discontinued operations, net of income taxes	2,037	1,945	2,120	1,998
Net income	4,840	6,785	8,446	7,085
Earnings per share—basic	$0.12	$0.17	$0.23	$0.21
Earnings per share—diluted	$0.12	$0.17	$0.22	$0.20

During the first quarter of 2012, in connection with the disposition of KCR, the Board exercised its discretion, as permitted within the Kforce Inc. 2006 Stock Incentive Plan, to accelerate the vesting, for tax planning purposes, of substantially all of the outstanding and unvested RS, PARS and ALTI effective March 31, 2012. The acceleration resulted in the recognition of previously unrecognized compensation expense of $31,297, which includes $784 of payroll taxes. This expense has been classified in selling, general and administrative expenses in the accompanying consolidated statements of operations and comprehensive income (loss).

Additionally, during the second quarter of 2012, Kforce recorded an estimated goodwill impairment charge of $65,300. Kforce completed the step 2 impairment analysis and recorded an additional goodwill impairment charge of $3,858 during the fourth quarter of 2012.

18. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information is as follows for the year ended December 31:

	2012	2011	2010
Cash paid during the period for:			
Income taxes, net	**$14,456**	$8,747	$13,345
Interest, net	**$ 554**	$ 838	$ 739
Non-Cash Transaction Information:			
Tax benefit from disqualifying dispositions of stock options and restricted stock	**$ 36**	$ 145	$ 322
Shares tendered in payment of exercise price of stock options and SARs	**$ 161**	$2,401	$ 6,705
Common Stock transactions:			
Employee stock purchase plan	**$ 647**	$ 705	$ —
Equipment acquired under capital leases	**$ 672**	$1,166	$ 2,111

CORPORATE INFORMATION

BOARD OF DIRECTORS

David L. Dunkel
Chairman and
Chief Executive Officer,
Kforce Inc.

John N. Allred
President, A.R.G., Inc.

W.R. Carey, Jr.
Chief Executive Officer,
Corporate Resource Development, Inc.

Richard M. Cocchiaro
Vice Chairman and Vice President,
Kforce Inc.

Mark F. Furlong
President and
Chief Executive Officer,
BMO Harris Bank N.A.

Patrick D. Moneymaker
Consultant

Elaine D. Rosen
Nonexecutive Chair of the Board,
Assurant, Inc.
Chair of the Board,
The Kresge Foundation

Ralph E. Struzziero
Consultant

Howard W. Sutter
Vice Chairman and Vice President,
Kforce Inc.

A. Gordon Tunstall
President and
Chief Executive Officer,
Tunstall Consulting

EXECUTIVE AND SENIOR OFFICERS

David L. Dunkel
Chairman and
Chief Executive Officer

William L. Sanders
Vice Chairman

Joseph J. Liberatore
President

David M. Kelly
Chief Financial Officer
and Secretary

Michael L. Ettore
Chief Services Officer

Randal E. Marmon
Chief Customer Officer

Kye L. Mitchell
Chief Operations Officer, East

Jeffrey T. Neal
Chief Operations Officer, West

Larry M. Grant
President, KGS

Peter M. Alonso
Chief Talent Officer

Michael R. Blackman
Chief Corporate Development Officer

SAM! Farrell
Chief Sales Officer

William S. Josey, Esq.
General Counsel

Andrew G. Thomas
Executive Director, FA and
National Champions

David J. Bair
Executive Director, Tech

Graig D. Paglieri
Chief Delivery Officer

CORPORATE COUNSEL
Holland & Knight LLP
Tampa, Florida

INDEPENDENT AUDITORS
Deloitte & Touche LLP
Tampa, Florida

TRANSFER AGENT
Computershare Trust Company, N.A.
PO Box 43078
Providence, RI 02940-3078
www.computershare.com
Shareholder Inquiries:
1 (877) 282-1168

FORM 10-K AVAILABLE
A copy of the Kforce Inc.'s Annual Report on Form 10-K (excluding exhibits thereto) is available to any investor without charge upon written request to:

Michael R. Blackman
Chief Corporate Development Officer
Kforce Inc.
1001 East Palm Avenue
Tampa, Florida 33605

Or contact us at www.kforce.com or call Investor Relations:
1 (813) 552-2927.

ANNUAL MEETING
The annual meeting of shareholders will be held on April 5, 2013 at 8:00 a.m. at Kforce Inc. headquarters in Tampa, Florida.

WEBSITE INFORMATION
For a comprehensive profile of Kforce Inc., visit the Firm's website at: www.kforce.com.

KFORCE®

KFORCE®

KFORCE—65 TOTAL OFFICES TO SERVE YOU.

To find the location nearest you, visit our Website at www.kforce.com
or call 1 (800) 395-5575.

Corporate Headquarters: 1001 East Palm Avenue, Tampa, Florida 33605
1 (813) 552-5000

UNITED STATES

ARIZONA
Phoenix

CALIFORNIA
Culver City
Glendale
Irvine
La Jolla (San Diego)
San Francisco
San Jose
Woodland Hills

COLORADO
Greenwood Village (Denver)

CONNECTICUT
East Hartford
Shelton
Stamford

DELAWARE
Wilmington

DISTRICT OF COLUMBIA
Washington

FLORIDA
Doral (Miami)
Maitland (Orlando)
Sunrise (Ft. Lauderdale)
Tampa

GEORGIA
Atlanta (3)

ILLINOIS
Chicago
Schaumburg

INDIANA
Indianapolis

IOWA
West Des Moines

KANSAS
Overland Park (Kansas City)

KENTUCKY
Louisville

MARYLAND
Linthicum (Baltimore)

MASSACHUSETTS
Boston
Burlington
Westborough

MICHIGAN
Grand Rapids
Southfield (Detroit)

MINNESOTA
Bloomington (Minneapolis)

MISSOURI
Creve Coeur (St. Louis)

NEW JERSEY
Iselin
Parsippany
Saddle Brook

NEW YORK
New York (2)

NORTH CAROLINA
Charlotte
Durham

OHIO
Beavercreek (Dayton)
Cincinnati
Dublin (Columbus)
Independence (Cleveland)

OREGON
Portland

PENNSYLVANIA
King Of Prussia
Pittsburgh

RHODE ISLAND
Providence

TEXAS
Addison (Dallas)
Austin (2)
Fort Worth
Houston
San Antonio

UTAH
Salt Lake City

VIRGINIA
Fairfax
Falls Church
Hampton
Reston

WASHINGTON
Bellevue

WISCONSIN
Madison
Milwaukee

INTERNATIONAL

Philippines
Manila